SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-6


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]


                        (Check appropriate box or boxes.)

     CONSECO VARIABLE INSURANCE COMPANY SEPARATE ACCOUNT L
     -------------------------------------------------
     (Exact Name of Registrant)

     CONSECO VARIABLE INSURANCE COMPANY (CVIC)
     ----------------------------------------
     (Name of Depositor)

     11815 N. Pennsylvania Street
     Carmel, Indiana                                               46032-4572
     ---------------------------------------------------           ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)


Depositor's Telephone Number, including Area Code   (317) 817-3700

     Name and Address of Agent for Service
        Michael A. Colliflower, Esq.
        Conseco Variable Insurance Company
        11815 N. Pennsylvania Street
        Carmel, Indiana 46032-4572
        (317) 817-3700

     Copies to:
        William P. Kovacs, Esq.
        11815 N. Pennsylvania Street, Suite K1E
        Carmel, IN 46032-4572
        (317) 817-6422

        Ms. Diane Ambler
        Mayer, Brown, and Platt
        1909 K Street N.W.
        Washington. D.C.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

Title of Securities Registered: Interests in Conseco Variable Insurance Company Separate Account L issued pursuant to Conseco Variable Insurance Company.

     Flexible Premium Variable Universal Life Insurance Contracts

Filing Fee: [   ]

                                     PART I

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C under the Securities Act of 1933 (Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)


Form N-8B-2                                                    Form S-6
Item Number                                             Heading in Prospectus

 1.  (a) Name of Trust ................................ Prospectus Front cover

     (b) Title of Securities issued ................... Prospectus Front cover

 2.    Name and Address of each Depositor ............. Prospectus front cover;
                                                        Back Cover

 3.  Name and Address of Trustee ...................... N/A

 4.  Name and Address of each Principal Underwriter ... N/A

 5.  State of organization of trust ................... Conseco Equity Sales

 6.  Execution and termination of trust agreement ..... Conseco Variable
                                                        Insurance Company
                                                        Separate Account L

 7.  Changes of name .................................. N/A

 8.  Fiscal year ...................................... 12/31

 9.  Material Litigation .............................. Legal Proceedings

10.  (a) Registered or bearer securities .............. The Policy

         (b) Cumulative or Distributive securities .... The Policy

         (c) Withdrawal or Redemption ................. Withdrawals, surrenders, and loans

         (d) Conversion, transfer, etc ................ Withdrawals, surrenders, and loans

         (e) Periodic payment plan .................... N/A

         (f) Voting rights ............................ Voting rights

         (g) Notice to security holders ............... Reports

         (h) Consents required ........................ Voting Rights

         (i) Other Provisions ......................... N/A

11.  Types of securities comprising units ............. The Policy

12.  Certain information regarding periodic payment
         Plan certificates ............................ N/A

13.  (a) Load, fees, expenses ......................... Purchases, Surrenders,
                                                        Expenses

         (b) Certain information regarding periodic
             plan certificates ........................ N/A

         (c) Certain percentages ...................... Purchases, Surrenders,
                                                        Expenses

         (d) Difference in price ...................... N/A

         (e) Certain other fees ....................... Purchases, Surrenders,
                                                        Expenses

         (f) Certain other profits or benefits ........ The Death Benefit;
                                                        Access to your Money

         (g) Ratio of annual charges to income ........ N/A

14.  Issuance of trust's securities ................... How to Buy a Policy

15.  Receipt and handling of payments from
     Purchasers ....................................... Purchases

16.  Acquisition and disposition of underlying
     securities ....................................... Investment Portfolios

17.  Withdrawal or redemption ......................... Withdrawals, Surrenders,
                                                        and Loans

18.  (a) Receipt, custody, and disposition of income .. Purchases

         (b) Reinvestment of distributions ............ N/A

         (c) Reserves or special funds ................ N/A

         (d) Schedule of distributions ................ N/A

19.  Records, accounts, and reports ................... Statements and Reports

20. Certain miscellaneous provisions of trust agreement

     (a) Amendment .................................... N/A

     (b) Termination .................................. N/A

     (c),(d) Trustees, removal and successor .......... N/A

     (e),(f) Depositors, removal and successor ........ N/A

21.  Loans to security holders ........................ Withdrawals, Surrenders, and Loans

22.  Limitations on liability ......................... N/A

23.  Bonding arrangements ............................. N/A

24.  Other material provisions of the trust
     agreement ........................................ N/A

25.  Organization of depositor ........................ Conseco Variable
                                                        Insurance Company

26.  Fees received by depositor ....................... See items 13(a)
                                                        and 13(e)

27.  Business of operator ............................. Conseco Variable
                                                        Insurance Company

28.  Certain information as to officials and
     Affiliated persons of depositor .................. Conseco Variable
                                                        Insurance Company

29.  Voting securities of depositor ................... N/A

30.  Persons controlling depositor .................... N/A

31.  Payments by depositor for certain services
     rendered to trust ................................ N/A

32.  Payments by depositor for certain other
     Services rendered to trust ....................... N/A

33.  Remuneration of employees of depositor for
     Certain services rendered to trust ............... N/A

34.  Remuneration of other persons for certain
     Services rendered to trust ....................... N/A

35.  Distributions of trust's securities by states .... N/A

36.  Suspension of sales of trust's securities ........ N/A

37.  Revocation of authority to distribute ............ N/A

38.  (a) Method of distribution ....................... Principal Underwriter

     (b) Underwriting agreements ...................... Principal Underwriter

     (c) Selling agreements ........................... Principal Underwriter

39.  (a) Organization of principal underwriters ....... Principal Underwriter

     (b) NASD membership of principal underwriters .... Principal Underwriter

40.  Certain fees received by principal
     Underwriters ..................................... Principal Underwriter

41.  (a) Business of each principal underwriter ....... Principal Underwriter

     (b) Branch offices of each principal
         underwriter .................................. N/A

     (c) Salesmen of each principal underwriter ....... N/A

42.  Ownership of trust's securities by certain
     Persons .......................................... N/A

43.  Certain brokerage commissions received by
     Principal underwriters ........................... N/A


44.  (a) Method of valuation .......................... Units

     (b) Schedule as to offering price ................ Purchases

     (c) Variation in offering price to certain
         persons ...................................... Purchases

45.  Suspension of redemption rights .................. Investment Portfolios

46.  (a) Redemption valuation ......................... Withdrawals, Surrenders, and Loans

     (b) Schedule as to redemption price .............. Withdrawals, Surrenders, and Loans

47.  Maintenance of position in underlying
     Securities ....................................... Investment Portfolios

48.  Organization and regulation of trustee ........... N/A

49.  Fees and expenses of trustee ..................... N/A

50.  Trustee's lien ................................... N/A

51.  Insurance of holders of trust's securities ....... N/A

52.  (a) Provisions of trust agreement with respect
         to selection or elimination of underlying
         securities ................................... Investment Portfolios

     (b) Transactions involving elimination of
         underlying securities ........................ Investment Portfolios

     (c) Policy regarding substitution or
         elimination of underlying securities ......... Investment Portfolios

     (d) Fundamental policy not otherwise covered ..... Investment Portfolios

53.  Tax status of trust .............................. Taxes

54.  Trust's securities during the last ten years ..... N/A

55.  N/A

56.  Certain information regarding periodic
     Payment plan certificates ........................ N/A

57.  N/A

58.  N/A

59.  Financial statements (Instruction 1(c) of
     "Instructions as to the Prospectus" of
     Form S-6) ........................................ Financial Statements

================================================================================

                                     PART I


                         CONSECO VARIABLE UNIVERSAL LIFE
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                    ISSUED BY

          CONSECO VARIABLE INSURANCE COMPANY AND ITS SEPARATE ACCOUNT L

This prospectus describes our CONSECO VARIABLE UNIVERSAL LIFE (CVUL) Insurance Policy. This is a flexible premium variable universal life insurance policy with variable investment portfolios and a fixed account. This policy is a contract between you and Conseco Variable Insurance Company (us,our,we).

This policy provides for the payment of the death proceeds to the beneficiary upon the death of the primary insured, or, if a joint life policy, payment will be made on the second death. The primary insured is the person whose life is insured under the policy and may be the same person as the owner. The death proceeds are usually free of federal income tax for the beneficiary. This policy can be used to create or conserve an estate, for retirement planning, or other insurance needs of individuals and businesses.

Because this is a flexible premium life insurance policy, you can vary the amount and frequency of your premium payments. The policy provides an accumulation value, surrender rights, loan privileges, optional riders and other features traditionally associated with life insurance. Be sure to consult your policy for further understanding of its terms and conditions, as well as any state-specific provisions and variations that might apply.

The Policy offers you a wide variety of investment choices called investment portfolios. Forty-seven (47) investment portfolios plus our fixed account are available. You can put your money in the fixed account, one or more investment portfolios, or the fixed account and one or more of the investment portfolios. Your investment in the investment portfolios is not guaranteed. You could lose your money. Currently, you can have money invested in as many choices as you want. However, each premium payment cannot be invested in more than 20 choices with a minimum of 5% of the premium invested in each choice. In certain states, your contract may not offer a fixed account option.

Money you direct into the fixed account earns interest at a rate guaranteed by us. At certain times we may offer enhancements to certain deposits to the fixed account under terms of a separate enhanced dollar cost averaging service agreement.

Several differences exist between putting your money into the fixed account and placing it into one of the many investment portfolios. The fixed account earns a guaranteed rate of interest each year, and as such, the investment risk is entirely borne by us. Money invested into the investment portfolios are subject to each portfolio's performance, thus the investment risk is borne by you, the owner. Money may be transferred up to 12 times per year among the investment portfolios or into the fixed account without being assessed a transfer fee. Only one transfer from the fixed account may be made within any twelve-month period.

The duration or amount of the death benefit may also vary based on the premiums you pay and the investment performance of the underlying investments. Your policy will terminate before the death of the insured if your policy's cash surrender value is not sufficient to pay the monthly deductions. Your policy contains important provisions to help prevent early terminations, however, the period of coverage is not guaranteed.

Here is a list of the investment portfolios:

 CONSECO SERIES TRUST
    Managed by Conseco Capital Management, Inc.
    (Conseco Capital Management, Inc. is an affiliate of Conseco Variable Insurance Company)
       Conseco 20 Focus Portfolio
       Equity Portfolio
       Balanced Portfolio
       High Yield Portfolio
       Fixed Income Portfolio
       Government Securities Portfolio
       Money Market Portfolio

THE ALGER AMERICAN FUND
  Managed by Fred Alger Management, Inc.
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  Managed by American Century Investment Management, Inc.
    VP Income & Growth
    VP International
    VP Value

BERGER INSTITUTIONAL PRODUCTS TRUST
  Managed by Berger LLC (formerly, Berger
  Associates, Inc.)
    Berger IPT--Growth Fund
    Berger IPT--Growth and Income Fund
    Berger IPT--Small Company Growth Fund
    Berger IPT--New Generation Fund
  Managed by BBOI Worldwide LLC
    Berger/IPT --International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
  Managed by The Dreyfus Corporation (NCM Capital Management Group, Inc.-- sub-investment adviser)

DREYFUS STOCK INDEX FUND
  Managed by The Dreyfus Corporation
  (Mellon Equity Associates-index fund manager)

DREYFUS VARIABLE INVESTMENT FUND
  Managed by The Dreyfus Corporation
    Dreyfus VIF Disciplined Stock Portfolio
    Dreyfus VIF International Value Portfolio

FEDERATED INSURANCE SERIES
  Managed by Federated Investment Management Company
    Federated High Income Bond Fund II
    Federated Utility Fund II
  Managed by Federated Global Investment Management Corp.
    Federated International Equity Fund II

INVESCO VARIABLE INVESTMENT FUNDS, INC.
  Managed by Invesco Fund Groups, Inc.
    INVESCO VIF--High Yield Fund
    INVESCO VIF--Equity Income Fund

JANUS ASPEN SERIES
  Managed by Janus Capital Corporation
    Aggressive Growth Portfolio
    Growth Portfolio
    Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
  Managed by Lazard Asset Management
    Lazard Retirement Equity Portfolio
    Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
  Managed by Lord, Abbett & Co.
    Growth & Income Portfolio

MITCHELL HUTCHINS SERIES TRUST
  Managed by Mitchell Hutchins Asset
  Management, Inc.
    Growth and Income Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
  Managed by Neuberger Berman
  Management Inc.
    Limited Maturity Bond Portfolio
    Partners Portfolio

RYDEX VARIABLE TRUST
  Managed by Rydex Global Advisors
    OTC Fund
    Nova Fund

SELIGMAN PORTFOLIOS, INC.
  Managed by J. & W. Seligman & Co. Incorporated
    Seligman Communications and Information Portfolio
    Seligman Global Technology Portfolio

STRONG OPPORTUNITY FUND II, INC.
  Advised by Strong Capital Management, Inc.
    Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.
  Advised by Strong Capital Management, Inc.
    Strong Mid Cap Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
  Managed by Van Eck Associates Corporation
    Worldwide Bond Fund
    Worldwide Emerging Markets Fund
    Worldwide Hard Assets Fund
    Worldwide Real Estate Fund


--------------------------------------------------------------------------------
THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

THE POLICY:
  IS NOT A BANK DEPOSIT
  IS NOT FEDERALLY INSURED
  IS NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

TABLE OF CONTENTS                                                           PAGE

INDEX OF SPECIAL TERMS ...................................................  tbd
SUMMARY...................................................................  tbd
   Insurance Expenses ....................................................  tbd
   Changing Your Specified Amount ........................................  tbd
CHART - CASH FLOW THROUGH A CONSECO VUL POLICY............................  tbd
THE COMPANY ..............................................................  tbd
THE POLICY................................................................  tbd
   Beneficiary............................................................  tbd
   Assignment.............................................................  tbd
HOW TO BUY A POLICY ......................................................  tbd
   Issue ages
PURCHASES ................................................................  tbd
   Premiums...............................................................  tbd
   Waiver of Planned Periodic Premium Rider...............................  tbd
WHAT WE WILL DO WITH YOUR MONEY ..........................................  tbd
   When you buy a new policy..............................................  tbd
   On the policy date.....................................................  tbd
   Between the policy date and the end of the free look period............  tbd
   For cancellations during the free look period..........................  tbd
   After the free look period has expired.................................  tbd
   If we decide not to insure you.........................................  tbd
GRACE PERIOD..............................................................  tbd
NO-LAPSE GUARANTEE........................................................  tbd
ACCUMULATION VALUE........................................................  tbd
INVESTMENT PORTFOLIOS.....................................................  tbd
  Investment Portfolios ..................................................  tbd
  Voting Rights ..........................................................  tbd
  Substitution ...........................................................  tbd
THE FIXED ACCOUNT.........................................................  tbd
TRANSFERS.................................................................  tbd
  Transfers from any investment portfolio into fixed account or portfolios ........................................................  tbd
  Transfers from the fixed account into the investment portfolios ........  tbd
  Your right to make transfers............................................  tbd
  Telephone/Internet Transfers............................................  tbd
DOLLAR COST AVERAGING PROGRAM   ..........................................  tbd
REBALANCING PROGRAM   ....................................................  tbd
ASSET ALLOCATION PROGRAM .................................................  tbd
EXPENSES .................................................................  tbd
  Premium Expenses .......................................................  tbd
  Monthly Deductions .....................................................  tbd
    Administrative Charge ................................................  tbd
    Risk Charge ......... ................................................  tbd
    Asset Component ......................................................  tbd
    Cost of Insurance ....................................................  tbd
    Net Amount at Risk....................................................  tbd
  Rider Charges ..........................................................  tbd
TRANSFER FEE .............................................................  tbd
SURRENDER CHARGES  .......................................................  tbd
  Free partial withdrawals................................................  tbd
  Withdrawal in excess of the free partial withdrawal.....................  tbd
  Maximum surrender charges per $1,000....................................  tbd
INVESTMENT PORTFOLIO EXPENSES.............................................  tbd
DEATH BENEFIT ............................................................  tbd
  How Death Proceeds are Paid ............................................  tbd
  Changing You Death Benefit Option ...................... ...............  tbd
RIDERS ...................................................................  tbd
  Riders for both single and joint life policies .........................  tbd
  Riders for single life policies only ...................................  tbd
  Riders for joint life policies only...................... ..............  tbd
TAXES.....................................................................  tbd
  Life Insurance .........................................................  tbd
  Taking money out of the policy .........................................  tbd
  Diversification.........................................................  tbd
ILLUSTRATIONS ............................................................  tbd
ACCESS TO YOUR MONEY .....................................................  tbd
  Loans...................................................................  tbd
  Partial Withdrawals.....................................................  tbd
  Total Surrender ........................................................  tbd
OTHER INFORMATION ........................................................  tbd
  The Separate Account ...................................................  tbd
  Suspension of payments or transfers ....................................  tbd
  Distributor ............................................................  tbd
  Ownership ..............................................................  tbd
  Financial Statements ...................................................  tbd
APPENDIX A ...............................................................  tbd
APPENDIX B ...............................................................  tbd
APPENDIX C ...............................................................  tbd

                       CONSECO VARIABLE INSURANCE COMPANY

INDEX OF SPECIAL TERMS

We have used some special and technical words or terms in this prospectus to describe the Policy. Some of these special or technical words need to be defined or explained. This index tells you where to look for the best explanation of a special word or term. These words and terms are in italics on the indicated page.


                                                                            Page

Accumulation Unit    ....................................................... tbd
Accumulation Value ......................................................... tbd
Beneficiary ................................................................ tbd
Cash Value ................................................................. tbd
Cash Surrender Value ....................................................... tbd
Conditional Coverage ....................................................... tbd
Death Benefit .............................................................. tbd
Death Benefit Option ....................................................... tbd
Fixed Account .............................................................. tbd
Free Look .................................................................. tbd
Grace Period  .............................................................. tbd
Investment Portfolios ...................................................... tbd
Joint Life Policy .......................................................... tbd
Loan Account ............................................................... tbd
Modified Endowment Contract ................................................ tbd
Monthly Deduction .......................................................... tbd
Net Amount at Risk ......................................................... tbd
Owner(s)  .................................................................. tbd
Policy Date................................................................. tbd
Primary Insured ............................................................ tbd
Single Life Policy ......................................................... tbd
Specified Amount  .......................................................... tbd
Surrender Charge  .......................................................... tbd

SUMMARY

This prospectus describes our CONSECO VARIABLE UNIVERSAL LIFE (CVUL) Insurance Policy. This is a flexible premium variable universal life insurance policy with variable investment portfolios and a fixed account. This policy is a contract between you and Conseco Variable Insurance Company (CVIC,us,our,we).

This Policy provides for the payment of the death proceeds to the beneficiary upon the death of the primary insured, or if a joint life policy, payment will be made on the second death. The primary insured is the person whose life is insured under the policy and may be the same person as the owner. The death proceeds are usually free of federal income tax for the beneficiary. The policy can be used to create or conserve an estate, for retirement planning, or other insurance needs of individuals and businesses.

As a flexible premium life insurance policy you can vary the amount and frequency of your premium payments. The policy provides an accumulation value, surrender rights, loan privileges, optional riders and other features traditionally associated with life insurance. Be sure to consult your policy for further understanding of its terms and conditions, as well as any state-specific provisions and variations that might apply.

The Policy offers you a wide variety of investment choices called investment portfolios. Forty-seven (47) investment portfolios plus our fixed account are available. You can put your money in the fixed account, one or more investment portfolios, or in the fixed account and one or more of the investment portfolios. Your investment in the portfolios is not guaranteed. You could lose your money. Currently, you can have money invested in as many choices as you want. However, each premium payment cannot be invested in more than 20 choices with a minimum of 5% of the premium invested in each choice. In certain states, your contract may not offer a fixed account option.

Money you direct into the fixed account earns interest at a rate guaranteed by us. At certain times we may offer enhancements to certain deposits to the fixed account under terms of a separate enhanced dollar cost averaging service agreement.

Several differences exist between putting your money into the fixed account and placing it into one of the many investment portfolios. The fixed account earns a guaranteed rate of interest each year, and as such, the investment risk is entirely borne by Us. Money invested into the portfolios is subject to each portfolio's performance, thus the investment risk is borne by you, the owner. Money may be transferred up to 12 times per year among the portfolios without being assessed a transfer fee.

The duration or amount of the death benefit may also vary based on the premiums you pay and the investment performance of the underlying investments. Your policy will terminate before the death of the insured if your policy's cash surrender value is not sufficient to pay the monthly deductions. Your policy contains important provisions to help prevent early terminations, however, the period of coverage is not guaranteed.

CHARGES AND EXPENSES

We deduct premium charges from each premium payment made which consist of three separate charges:

          o  A premium tax of 2.25%
          o  A federal tax charge of 1.25%
          o A sales load of 2.50% during the first 10 policy years and 0.50% thereafter.

We deduct a policy charge from the unloaned accumulation value each month equal to $25 per month during the first year only and $5 per month thereafter.

We deduct a risk charge each month from the unloaned accumulation value of the policy. The risk charge consists of two separate charges:

          o An asset component charge which is equal to 1/12 of .75% of the accumulation value in the Separate Account per month for the first 10 policy years and 1/12 of .25% of the accumulation value in the Separate Account per month during years 11 through 20. For years 21 and later, we charge 1/12 of [.25%] of the accumulation value in the Separate Account per month.

          o A specified amount component of an amount per month that varies by issue age, sex, specified amount, and the rate class of the insured. On the policy date, the specified amount is equal to the initial specified amount. Thereafter it may be changed in accordance with the terms of the Death Benefit provisions, partial withdrawal provisions, and any attached rider provisions that affect the Specified Amount.

CHANGING YOUR SPECIFIED AMOUNT

You may increase or decrease your policy's specified amount any time after the first policy anniversary. These are the rules:

          o  Your request must be in writing.

          o  The policy must be in force.

          o  You can make only 1 increase and 1 decrease per policy year.

          o  Increases may require underwriting approval.

          o We can refuse a change less than $25,000 ($50,000 for a joint life policy). The minimum change requirement may be waived in certain situations, like a group arrangement.

          o The change will become effective on the first monthly anniversary after we receive (or approve, if underwriting is required) your request.

          o If the insured is not the owner, the insured must agree to the change as well.

          o The death benefit may change with a change in the specified amount. The amount of death benefit change will depend on the death benefit option and the current death benefit in relationship to specified amount.

          o Changes in the specified amount can change the net amount at risk. Changes in the net amount at risk will affect the cost of insurance charge.

          o After a change in specified amount, we will send you a new policy data page.

          o Some specified amount changes may require us to return a part of your premiums or for you to make a withdrawal to ensure that the policy will still qualify as life insurance. We may refuse changes that either violate the Internal Revenue Code definition of Life Insurance or cause your policy to become a Modified Endowment Contract (MEC) unless you clearly understand and authorize such changes.

          o A decrease that follows an increase is assumed to decrease the prior increase(s) before decreasing the initial specified amount.

          o After any specified amount change, the specified amount must still meet the minimum specified amount of the policy.

If your policy is a joint life policy, you may have a special right to increase the specified amount of your policy during the first three policy years. If there is a change in the federal estate tax rates during that time, you can increase your specified amount by the amount shown on the policy schedule, without any underwriting. This option is not available if your policy is rated or, for a joint policy, either insured was over 75 on the issue date.

We deduct a cost of insurance charge each month from the unloaned accumulation value of the policy. This charge, which will vary by policy year, will depend upon the specified amount per policy year, accumulation value, the sex, age, rate class, and the specified band of the insureds. The maximum cost of insurance charges are based on the 1980 Commissioner's Standard Ordinary mortality table and are expressed as per $1,000 of net amount of risk. We may also charge for any riders attached to the policy. See "Expenses-Monthly Deduction-Cost of Insurance" for more detailed information.

A transfer occurs when the policy owner transfers funds from one or more investment portfolios or the fixed account and places them into a combination of other investment portfolios or the fixed account. There is no charge for each of the first 12 transfers per policy year. Thereafter, we may charge up to $25 for each additional transfer, although currently there is no charge for additional transfers. Transfer charges may be waived for certain third-party transfer programs authorized by Conseco. The transfers affected by Dollar Cost Averaging and Asset Rebalancing programs do not count against the 12 free transfers per policy year.

We may assess a surrender charge if you withdraw money more than the free partial surrender percentage. Any surrender charge will depend upon your specified amount, premiums paid, the policy year of surrender, issue age, sex, rate class, and specified amount band. See "Expenses-Surrender Charge" for more detailed information on surrender charges and the maximum surrender charges.

The surrender charge for total surrenders is level for the first 5 policy years. It then declines (pursuant to formula and risk factors) down to zero at the end of policy year 10. Your policy is issued with a surrender charge schedule that shows the surrender charges by policy years. A change in the specified amount may change your surrender charge schedule.

Investment Portfolio Expenses are charges that are annual percentages that get assessed on the average daily value of the net assets of an investment portfolio. Refer to Appendix B for a Table of current portfolio expenses charges.

The policy is available for purchase by individuals, corporations and other groups. Conseco Variable Insurance Company (CVIC) may reduce or eliminate certain charges (premium charge, surrender charge, monthly policy charge, monthly cost of insurance, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to CVIC. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by CVIC, (including employees of CVIC and their families).

CHART 1

This flow chart explains how cash normally flows through a Conseco Variable Universal Life Policy.

Premium     We Deduct
Payment     Premium Loads                                                CIVIC Separate
                                                                            Accounts
              Net                                                           --------
             Premium
                                                                         The Investment
                                                                     Portfolios invest in the
   Fixed Account                   Investment Portfolio                  underlying fund
   -------------                   --------------------                     Portfolios

We hold these funds                 We hold these funds
   in our General                    In our Separate                    The underlying fund
      Account                           Account                           Deducts Advisory
                                                                         Fees and Expenses
                                                                        From the Portfolios

                                  Accumulation
  Loan Account                       Value        Monthly             We make monthly deductions
  ------------                       -----       Deductions           For Administration charges,
  Accumulation                     The Value                        Cost of Insurance, M & E Risk
   Value that                       Of Your                          Charges, and Rider charges
Secures Policy                      Policy
     Loans

If you make a Withdrawal                                               We deduct appropriate
or Surrender your policy                                            Withdrawal and/or Surrender
                                                                    Charges as described in the
                                                                             Prospectus

THE COMPANY
-----------

Conseco Variable Insurance Company (Conseco Variable,us,our,we) formerly Great American Reserve Insurance Company. On October 7, 1998, it changed its name to Conseco Variable Insurance Company.

We are principally engaged in the life insurance business in 49 states and the District of Columbia. We are a stock company organized under the laws of the state of Texas and are an indirect wholly-owned subsidiary of Conseco, Inc. Headquartered in Carmel, Indiana, Conseco Inc. is one of middle America's leading sources for investment, insurance and lending products. Through its subsidiaries and a nationwide network of insurance agents and finance dealers, Conseco, Inc. provides solutions for wealth protection and wealth creation to more than 13 million customers.

THE POLICY
----------

Our CONSECO VARIABLE UNIVERSAL LIFE policy is a contract between you, the owner, and us, Conseco Variable Insurance Company. The policy can be used to create or conserve an estate, plan for retirement, or for other insurance needs of individuals and businesses. Coverage becomes effective under your policy on the later of the policy date or the payment of the initial premium.

The policy is a variable life insurance policy. The accumulation value, to the extent invested in the investment portfolios, will increase or decrease depending upon the investment experience of those investment portfolios. To the extent you allocate premium or accumulation value to the Separate Account, you bear the investment risk. If the cash surrender value is insufficient to pay the monthly deductions, the policy may terminate.

This policy provides for the payment of the death proceeds to your selected beneficiary upon the death of the primary insured. The primary insured is the person whose life is insured under the policy and usually is the same person as the owner. The death proceeds are usually free of federal income tax for the beneficiary. If the policy is a joint life policy, we will pay the death proceeds to your selected beneficiary upon the second death.

The policy also provides an accumulation value, surrender rights, loan privileges, optional riders and other features traditionally associated with life insurance. Be sure to consult your policy for further understanding of its terms and conditions, as well as any state-specific provisions and variations that might apply.

The duration or amount of the death benefit may also vary based on the premiums you pay and the investment performance of the underlying investments. Your policy will terminate before the death of the insured if your policy's cash surrender value is not sufficient to pay the monthly deductions. Your policy contains important provisions to help prevent early terminations, however, the period of coverage is not guaranteed.

BENEFICIARY
-----------

The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the policy is issued. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If there is an irrevocable beneficiary, the owner needs consent from the irrevocable beneficiary for all transactions except for payment of premiums and loan repayments.

ASSIGNMENT
----------

You can assign the policy at any time during your lifetime. We will not be bound by the assignment until we receive the written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. If there is an assignment, the owner needs consent from the Assignee(s) for all transactions except for payment of premiums and loan repayments. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

HOW TO BUY A POLICY
-------------------

To buy a policy, you start by sending us a complete, signed application that provides information about the proposed insured(s). Sometimes we may request that the proposed insured(s) provide us with medical records or a physician's statement. We may require other medical tests to be performed.

ISSUE AGES

We currently issue policies to a primary insured ages 0 to 85. The issue ages for joint life policies are 20 to 90. We use the applicant's age as of their last birthday to determine their issue age(s).

We will review the information provided and determine whether the insured(s) meet our standards for issuing a policy. This process is called underwriting. A policy may be issued in various risk classes. The underwriting process determines the appropriate risk class.

The underwriting process could take 60 days or longer from the time the application is signed. If we receive the initial premium with the application, your registered representative will give you a conditional receipt. If you receive the conditional receipt, you will be eligible for conditional coverage. The conditional coverage will be effective from the date of receipt of the premium to the policy date for the policy, subject to the time limit in the conditional receipt. The amount of coverage provided by the conditional receipt is equal to the maximum amount of insurance applied for subject to an amount determined by us that varies by issue age. The conditional insurance is only applicable for the proposed insured and subject to being an acceptable risk for the insurance being applied for. Be sure to consult the conditional receipt for important restrictions and provisions.

PURCHASES
---------

PREMIUMS

Premiums are the cash you give us to buy the policy and keep it in force. The policy is a flexible premium policy that allows you to make premium payments at any time. The initial premium must be at least $50, and all subsequent premiums paid must be at least $25. The minimum premiums that a particular policy may require to remain in force will depend on the policy features.

When you apply for coverage you establish a schedule of premiums (planned premiums). You decide the planned premium you want for your policy. You should consult your registered representative to select an appropriate planned premium.

We guarantee that the policy will stay in force for the first five years after issue if, on each monthly anniversary, the total premiums paid are at least as great as: o the cumulative five year no-lapse monthly premium; minus o the total of all partial withdrawals made; minus o the remaining loan balance and the accrued interest due.

We will establish the appropriate no-lapse monthly premium at the time you apply for coverage. This premium may change for subsequent months if certain policy changes are made. This guarantee terminates on the monthly anniversary when the cumulative premium test first fails. If on any monthly anniversary this test is not met, the no-lapse guarantee terminates and it cannot be reinstated.

The policy will remain in force if the cash surrender value is greater than the monthly deductions. If on any monthly anniversary the cash surrender value is less than the monthly deduction, then there will be a grace period of 61 days. During the grace period you will have to pay at least the amount of the premium due. The amount of the premium due will be equal to the amount of money required to keep the policy in force during the grace period plus two additional months charges. We will notify you by mail what the amount of this premium will be. If at least this amount is not paid within the grace period, the policy will lapse without value.

Additional premiums may be paid at any time prior to the insured attaining age
100. No premiums may be paid after the insured attains age 100, or for a joint life policy, past attained age 100 of the younger insured. However, we reserve the right to limit the number and amount of additional premiums. No premiums will be accepted which exceed the guideline premium limits under section 7702 of the Internal Revenue Code. Under some circumstances we may require evidence that the primary insured, or insureds, are still insurable.

If a premium payment increases the net amount of risk, we may decide whether or not to accept the premium based on our underwriting procedures. If we decide to underwrite, the premium is put into a suspense account until the underwriting has been completed.

If all or a portion of a premium payment will cause the policy to become a modified endowment contract (MEC), we will apply the portion of the premium which is under the MEC limit. You must tell us if you want the remaining premium refunded unless you are willing to accept an irrevocable MEC. An irrevocable MEC is created if, at any time during the first seven policy years, the sum of the premiums paid exceeds the seven-pay limit. This limit is the total of all level annual premiums required to pay for the policy's future death benefits.

Any premium over $2,000,000 will not be accepted without prior company approval.

All premiums are payable at:

Conseco Variable Insurance Co.
P.O. Box 952282
St. Louis, MO 63195-2282

WAIVER OF PLANNED PERIODIC PREMIUM RIDER

You can add a Waiver of Planned Periodic Premium Rider at policy issue. This rider is available to primary insureds aged 15 to 55, although it may not be available for all risk classifications, in conjunction with other riders, or in all states. This rider will only pay your planned periodic premium in the event you become disabled and meet the criteria of the rider. This rider is available only on a single life policy. This is how the rider works:

          o Benefits will be realized if the primary insured's total disability begins before age 65 and continues for at least 6 months.

          o Planned periodic payment is waived. An equal premium will be credited to the policy on each monthly anniversary date. Premiums paid during the first 6 months of total disability are refunded to the policy owner or payor.

          o Benefits continue for the maximum time of two years or to the insured's 65th birthday.

          o The monthly benefit is the lesser of the monthly planned periodic premium and $25,000. o All monthly deductions will continue to be made while benefits are being paid under this rider.

          o If the cash surrender value is not sufficient to cover the monthly deductions, the policy will enter the grace period and if no further premium payments are made, the policy and rider will terminate.

          o If the covered insured is no longer disabled, and you do not resume premium payments, your policy may lapse if the cash surrender values becomes insufficient to cover the monthly deductions.

          o Consult your rider contract for important provisions and restrictions for this coverage.


WHAT WE WILL DO WITH YOUR MONEY
-------------------------------

WHEN YOU BUY A NEW POLICY

          o We will temporarily invest money in our general account within 2 days of receiving it.

          o Money will remain in the general account through the underwriting process.

ON THE POLICY DATE

          o The amount of the initial premium, less policy expenses plus interest, is credited to the policy's accumulation value.

BETWEEN THE POLICY DATE AND THE END OF THE FREE LOOK PERIOD

          o The location of your money depends on the free look provision in your state.

          o If the free look provision permits the refund of your accumulation value, the money is invested on the policy date in the investment portfolios you select.

          o If the free look provision requires a refund of your premium, then the money that you allocate to the fixed account is invested in the fixed account on the policy date. The money that you allocate to the investment portfolios is invested in the Conseco Money Market account as of the policy date. At the end of the free look period plus five days (to allow for policy delivery), the money is invested in the investment portfolios that you select.

FOR CANCELLATIONS DURING THE FREE LOOK PERIOD

          o If the policy is cancelled within 10 days (a longer time period may apply in some states) after receiving it, we will return the amount of money required by your state. Please check your policy for the amount that will be refunded.

          o A surrender charge will not be assessed if the policy is cancelled during the free look period.

AFTER THE FREE LOOK PERIOD HAS EXPIRED

          o We will allocate any premium you pay as you direct as of the business day it is received.

          o The initial premium and each subsequent premium cannot be invested in more than 20 different portfolios with a minimum of 5% allocated to each choice.

          o You can have your money invested in as many investment portfolios as you desire.

          o We will allocate future premium payments in the same way as your first premium payment, unless you direct us otherwise.

          o  AND REMEMBER, you can always change your future allocations.

IF WE DECIDE NOT TO INSURE YOU

          o We will return your premium without interest, regardless of how long we hold it.

GRACE PERIOD
------------

Your CONSECO VARIABLE UNIVERSAL LIFE policy includes a feature known as the Grace Period. Your policy will stay in force as long as your cash surrender value is sufficient to pay the monthly deductions, which are taken out on the monthly anniversary. We will mail you a notice if the cash surrender value is not enough to pay the deductions. This notice will specify the premium required to keep the policy in force. You will have 61 days from the time the notice is mailed to you to send to us the required payment. This is called the Grace Period.

If you do not send in the required payment your policy will lapse. You may be able to reinstate the policy within 5 years of the after the end of the grace period if the insureds are still alive. The reinstatement privilege is subject to our underwriting rules.

NO-LAPSE GUARANTEE
------------------

Your CONSECO VARIABLE UNIVERSAL LIFE policy includes a feature known as the no-lapse guarantee premium requirement. This feature relates to the Grace Period.

You will be told what the no-lapse guarantee premium is for your policy. On each monthly anniversary, during the first five years you own the policy, we will test to make sure that the total premiums paid less any partial withdrawals, loans and loan interest is greater than the cumulative no-lapse guarantee premium requirement. If the test is satisfied, your policy will not lapse during the first five policy years, even if the Cash Surrender Value is less than the monthly policy deductions.

The purpose of the no-lapse guarantee feature is to protect you from the cash surrender value of the policy during the early years being insufficient to pay the monthly policy deductions. This guarantee terminates on the monthly anniversary when the cumulative premium test first fails and, as a result, cannot be reinstated.

ACCUMULATION VALUE
------------------

The Accumulation Value of your CONSECO VARIABLE UNIVERSAL LIFE policy is the sum of all investments in the various portfolios, plus the funds in the fixed account, plus the loan account. Units are an accounting technique to keep track of investment portfolios. The Accumulation Value can increase or decrease depending on the actual performance of the investment options you choose and the crediting rate on our fixed account.

We determine the value of a unit any day the NYSE is open and the company is open. This value is determined by multiplying the unit value for the previous period by a factor for the current period. The factor is determined by dividing the value of an investment portfolio share at the end of the current period (and any charges for taxes) by the value of an investment portfolio share for the previous period.

The value of a unit will increase or decrease daily.

We credit your investment portfolios with units when you allocate a premium payment to an investment portfolio. We also adjust the units for transfers and withdrawals. The number of units credited is determined by dividing the amount of the net premium allocated to an investment portfolio by the value of the unit for that investment portfolio.

We deduct accumulation units from your policy to pay monthly policy charges. We make these deductions pro-rata from the investment portfolios and the fixed account.

INVESTMENT PORTFOLIOS
---------------------

Your CONSECO VARIABLE UNIVERSAL LIFE policy currently offers 47 investment portfolios plus our fixed account. The portfolios are listed in the next section. You can invest each new premium payment in as many as 20 investment portfolios with a minimum of 5% in each portfolio. We may not always offer the current portfolios and additional portfolios may be available in the future.

There is a prospectus that describes each portfolio. You should read the prospectuses for these investment portfolios carefully. If you do not have the fund prospectuses and need a copy, call us at [(800) 557-7043]. A summary of the investment objectives and strategies for each portfolio is in another section. If you want to read about these now, please turn to Appendix A.

The investment objectives and policies of some investment portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the policies and objectives may be similar, the investment results of the investment portfolios may be higher or lower than the results of other such mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the portfolios have the same investment advisers.

A portfolio's performance may be affected by risks specific to certain types of investments in the portfolio, such as foreign securities, derivative investments, non-investment grade debt securities, securities invested in initial public offerings (IPO's), or companies with relatively small market capitalizations. Purchasing IPO's and other investment techniques may have a magnified impact on a portfolio with a small asset base. A portfolio may not experience similar performance as the assets grow.

CONSECO SERIES TRUST
    Managed by Conseco Capital Management, Inc.
    (Conseco Capital Management, Inc. is an affiliate of Conseco Variable Insurance Company)
       Conseco 20 Focus Portfolio
       Equity Portfolio
       Balanced Portfolio
       High Yield Portfolio
       Fixed Income Portfolio
       Government Securities Portfolio
       Money Market Portfolio

THE ALGER AMERICAN FUND
  Managed by Fred Alger Management, Inc.
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  Managed by American Century Investment Management, Inc.
    VP Income & Growth
    VP International
    VP Value

BERGER INSTITUTIONAL PRODUCTS TRUST
  Managed by Berger LLC (formerly, Berger
  Associates, Inc.)
    Berger IPT--Growth Fund
    Berger IPT--Growth and Income Fund
    Berger IPT--Small Company Growth Fund
    Berger IPT--New Generation Fund
  Managed by BBOI Worldwide LLC
    Berger/IPT --International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
  Managed by The Dreyfus Corporation (NCM Capital Management Group, Inc.-- sub-investment adviser)

DREYFUS STOCK INDEX FUND
  Managed by The Dreyfus Corporation
  (Mellon Equity Associates-index fund manager)

DREYFUS VARIABLE INVESTMENT FUND
  Managed by The Dreyfus Corporation
    Dreyfus VIF Disciplined Stock Portfolio
    Dreyfus VIF International Value Portfolio

FEDERATED INSURANCE SERIES
  Managed by Federated Investment Management Company
    Federated High Income Bond Fund II
    Federated Utility Fund II
  Managed by Federated Global Investment Management Corp.
    Federated International Equity Fund II

INVESCO VARIABLE INVESTMENT FUNDS, INC.
  Managed by Invesco Funds Group, Inc.
    INVESCO VIF--High Yield Fund
    INVESCO VIF--Equity Income Fund

JANUS ASPEN SERIES
  Managed by Janus Capital Corporation
    Aggressive Growth Portfolio
    Growth Portfolio
    Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
  Managed by Lazard Asset Management
    Lazard Retirement Equity Portfolio
    Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
  Managed by Lord, Abbett & Co.
    Growth & Income Portfolio

MITCHELL HUTCHINS SERIES TRUST
  Managed by Mitchell Hutchins Asset
  Management, Inc.
    Growth and Income Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
  Managed by Neuberger Berman
  Management Inc.
    Limited Maturity Bond Portfolio
    Partners Portfolio

RYDEX VARIABLE TRUST
  Managed by Rydex Global Advisors
    OTC Fund
    Nova Fund

SELIGMAN PORTFOLIOS, INC.
  Managed by J. & W. Seligman & Co. Incorporated
    Seligman Communications and Information Portfolio
    Seligman Global Technology Portfolio

STRONG OPPORTUNITY FUND II, INC.
  Advised by Strong Capital Management, Inc.
    Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.
  Advised by Strong Capital Management, Inc.
    Strong Mid Cap Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
  Managed by Van Eck Associates Corporation
    Worldwide Bond Fund
    Worldwide Emerging Markets Fund
    Worldwide Hard Assets Fund
    Worldwide Real Estate Fund

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, when an investment portfolio solicits proxies in conjunction with a vote of its shareholders, we will send you and other owners written instructions on how to vote their shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions timely received. Should we determine that we are no longer required to follow this voting procedure, we will vote the shares ourselves.

SUBSTITUTION

We may, in the interest of shareholders, deem it necessary to discontinue one or more of the investment portfolios or substitute a new portfolio for one of the investment portfolios you have selected with another investment portfolio. We will notify you of our intent to do this. We will obtain prior approval from the Securities and Exchange Commission before any substitution is made.

THE FIXED ACCOUNT
-----------------

You can invest in the fixed account. The fixed account offers a guaranteed rate of 4% annually. If you select the fixed account, your money will be placed with our other general account assets. The fixed account option may not be available in your state. We may credit a higher current rate at our discretion. Such current rates will be guaranteed for a premium or transfer allocation for one year. Different current interest rates may apply to premiums or transfer allocations made on different dates. At certain times we may offer enhancements to certain deposits to the fixed account under terms of a separate enhanced dollar cost averaging service agreement

TRANSFERS
---------

After making your original investment choices, you can transfer money to or from the fixed account and to or from any investment portfolio. Transfer requests must be in writing, or via telephone or the internet if we have appropriate authorization. Here are the rules for transferring money among the accounts:

TRANSFERS FROM ANY INVESTMENT PORTFOLIO INTO THE FIXED ACCOUNT OR AMONG THE INVESTMENT PORTFOLIOS

          o Currently there are no limits imposed on the number of transfers. o You can make up to 12 transfers each policy year without paying a transfer fee.

          o You may be required to pay a $25 transfer fee for every transfer after the twelfth. Currently there is no transfer charge for all transfers.

          o The minimum transfer amount is $100 or the entire remaining balance of an investment portfolio. The $100 minimum does not apply if transfers are made pursuant to Dollar Cost Averaging, Asset Rebalancing, or at the end of a Free Look period.

TRANSFERS FROM THE FIXED ACCOUNT INTO THE INVESTMENT PORTFOLIOS

          o You can make only one such transfer each policy year. o Fees for transfer are discussed above.

          o The maximum amount you can transfer is the maximum of $500 or 25% of the fixed account value.

          o There may be additional limits on transfers out of the fixed account imposed by special service agreements on some deposits.

YOUR RIGHTS TO MAKE TRANSFERS

          o Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. In any such case, restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by us to be to the disadvantage of the owners.

          o A modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to (1) the requirement of a minimum time period between each transfer, (2) not accepting a transfer request from an agent under a power of attorney on behalf of more than one owner, or (3) limiting the dollar amount that may be transferred among investment portfolios at any one time.

          o We reserve the right, at any time, and without written notice to any party, to terminate, suspend or modify the transfer privilege.

TELEPHONE/INTERNET TRANSFERS

You can make transfers by telephone and in some cases over the internet. (Check with your registered representative). Telephone and internet transfers are subject to our administrative approval including a written request to use these rules and procedures. You can also authorize someone else to make transfers for you. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the joint owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the owner before we will make a telephone transfer. Personalized data will also be required for internet transfers. We will send you a written confirmation of the transfer. If we fail to use such procedures we may be liable for any losses due to unauthorized or fraudulent instructions.

Your CONSECO VARIABLE UNIVERSAL LIFE policy is not designed for market timing strategies by owners or third parties. However, we may authorize certain third party transfer programs at our discretion.

DOLLAR COST AVERAGING PROGRAM
-----------------------------

The dollar cost averaging program allows you to systematically transfer a set amount monthly from the Money Market Portfolio to any of the other investment portfolio(s). By investing this way, you buy more shares when share prices are down and fewer when share prices go up. This strategy can help lower the average price you pay for your shares.

You must have at least $2,000 in the Money Market Portfolio to participate in the dollar cost averaging program.

Planned dollar cost averaging transfers will be made on the same business day of the month. Dollar cost averaging will end when the value in the Money Market Portfolio is zero or you terminate the Dollar Cost Averaging program. Of course, you may cancel the Dollar Cost Averaging program at any time.

There is no additional charge for this program. However, we reserve the right to charge for this program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets.

We may offer special dollar cost averaging programs for specific deposits to the fixed account. Any such programs may have restrictions and will be offered by means of a separate service agreement.

The Dollar Cost Averaging program is not available in conjunction with the Rebalancing program.

REBALANCING PROGRAM
-------------------

Once your money has been allocated among the investment portfolios, the market performances of each portfolio will cause the percentages of total account values in various investment portfolios to change. You can direct us to automatically rebalance your contract values to return to your desired percentage allocations. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the date you select. You must use whole percentages for rebalancing. You can discontinue rebalancing at any time. You can change your rebalancing requests at any time in writing or through telephone or internet access, which we must receive before the next rebalancing date. If you participate in the rebalancing program, the transfers made under the program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the rebalancing program. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program. Asset Rebalancing requires a minimum Accumulation Value of $5,000.

The Rebalancing program is not available in conjunction with the Dollar cost Averaging program.

ASSET ALLOCATION PROGRAM
------------------------

You may want help managing your investments in your policy. Certain investment advisers have made arrangements with us to provide such services to you. We have not made any independent investigation of these advisers and are not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have fees paid out of your policy.

We will make a partial withdrawal from the value of your contract to pay for the services of the investment adviser. These withdrawals will be treated like any other distribution and may be included in gross income for federal tax purposes. Additionally, any withdrawals for this purpose may be subject to a surrender charge. You should consult with a tax adviser regarding the tax treatment of the payment of investment adviser fees from your policy. A partial withdrawal under Death Benefit Option A will decrease the Specified Amount.

EXPENSES
--------

Expenses are charges associated with the policy. These charges affect the return on your investment. The policy expenses are listed below.

PREMIUM EXPENSES

We deduct premium charges from each premium payment made. The premium charges we make are as follows:
                                      Policy Years
                                ----------------------
                                 1-10           11+
         Premium Tax             2.25%         2.25%
         Federal Tax             1.25%         1.25%
         Sales Load              2.50%         0.50%

The premium expense charges cover our costs of issuing and administering your policy. Such costs include sales commissions, premium taxes, Deferred Acquisition Costs, and administrative costs. Expenses are deducted from the initial premium on the Policy Date. For later premium payments, the expense is deducted on the date when the premium is applied to the policy. We guarantee that the expense rates will never increase.

MONTHLY DEDUCTION

The monthly deduction is the sum of the Administrative Charge, Risk Charge, the Cost of Insurance (COI) charges, and charges for riders. The initial deduction accrues, beginning on the issue date through the policy date at which time the deduction is taken. All monthly deductions after the initial deduction, are taken on the monthly anniversaries.

The monthly deduction will be allocated pro-rata from the fixed account and the investment portfolios, excluding the loan account. This deduction will be made on a last-in, first-out basis (LIFO) from the fixed account.

We guarantee that all monthly deductions will cease after the insured reaches age 100, or, in the case of a joint-life policy, after the younger insured reaches age 100.

         ADMINISTRATIVE CHARGE

         We deduct a policy charge each month from the unloaned accumulation value of the policy. The policy charge is as follows:

                       Policy Year 1:    $25/month
                       Policy Years 2+:  $ 5/month

         This charge covers administrative costs associated with the policy. We guarantee that this charge will never increase.

         RISK CHARGE

         We deduct a risk charge each month from the unloaned accumulation value of the policy. The risk charges are as follows (percentages are applied to the accumulation value in the Separate Account):

                                   Policy           Policy         Policy
                                 Years 1-10      Years 11-20     Years 21+
                                 ----------      -----------     ---------
         Asset Component        1/12 of .75%    1/12 of .25%   1/12 of [.25%]
                                 per month       per month       per month
         Specified Amount         Varies             0               0
               Component

         The Specified Amount Component is assessed on a Per $1,000 of the Specified Amount basis and varies by the issue age, sex, specified amount, and rate class. There is a new Specified Amount component for 10 years following every increase in Specified Amount.

         COST OF INSURANCE

         Each month we will make a deduction from the Net Amount of Risk (NAR)of the policy for the cost of insurance. This charge will depend upon the specified amount, accumulation value, policy year, gender (unless you are in a state requiring unisex rates), age, rate class, and specified amount of the primary insured.

         The maximum cost of insurance charges for standard rate classes are based on the 1980 Commissioner's Standard Ordinary smoker/nonsmoker mortality table and are expressed as per $1,000 of Net Amount at Risk. The maximum cost of insurance rates for standard rate classes range from .08420 to 83.33333 per $1,000. The current COI rates will vary by Policy Year.

         Current charges are generally lower than the maximum rate. We guarantee that the cost of insurance charge will not exceed the maximum charges indicated for a policy issued in a standard risk classification.

         REDUCTION IN CHARGES AND EXPENSES

         The policy is available for purchase by individuals, corporations and other groups. Conseco Variable Insurance Company may reduce or eliminate certain charges (premium charge, surrender charge, monthly policy charge, monthly cost of insurance, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to CVIC. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by CVIC, (including employees of CVIC and their families).

         NET AMOUNT AT RISK

         The Death Benefit Option chosen and whether or not the policy has exceeded the IRC section 7702 percentage corridor determine the Net Amount at Risk. The Net Amount of Risk for each possibility is calculated as follows:

          o Option A, Not in Corridor - The Net Amount of Risk is equal to (Specified Amount) minus (Accumulation Value) plus (Determinate Charges) divided by (Interest Factor).

          o Option B, Not in Corridor - The Net Amount of Risk is equal to (Specified Amount) divided by (Interest Factor).

          o Option C, Not in Corridor - The Net Amount of Risk is equal to (Specified Amount) plus (Premium paid) minus (Withdrawals not including surrender charges) minus (Accumulation Value) plus (Determinate Charges) divided by (Interest Factor).

          o Option A, B, or C, in Corridor - The Net Amount of Risk is equal to the (Accumulation Value) minus (Determinate charges) multiplied by (7702 percentage) minus (Accumulation Value) plus (Determinate Chsrges) divided by (Interest Factor).

         DEFINITIONS APPLICABLE TO THE NET AMOUNT AT RISK FORMULAS

          o  Determinate charges - Monthly deduction charges except for the COI.

          o 7702 Percentage - The Corridor Percentage for policies under the Guideline Premium Test Option, and the Net Single Premium Percentage for policies under the Cash Value Test Option.

          o Interest Factor - The monthly equivalent of the 4% guaranteed interest rate.

          o Accumulation Value - The Accumulation Value at the beginning of the month before any charges are made.

         We determine the current monthly cost of insurance rates based on our expectations of future experience. We may, and usually do, charge less than the maximum cost of insurance rates that are listed in your policy. If current cost of insurance rates change, the change will apply to all insureds of the same age, sex, rate class, amount band, and policy year. Cost of insurance rates are higher if your policy is in a special rate class.

         RIDER CHARGES

         We charge separately for any riders that have a cost attached to the policy as part of the monthly deduction.

TRANSFER FEE
------------

There is no charge for each of the first 12 transfers per policy year. We may charge up to $25 for each additional transfer, but currently we do not assess this extra charge. Transfer charges may be waived for certain third-party transfer programs authorized by Conseco. Any transfer charges are deducted from the amounts transferred. The transfers affected by Dollar Cost Averaging and Asset Rebalancing programs do not count against the 12 free transfers per policy year.

SURRENDER CHARGES
-----------------

Surrender charges are charges we make when you take money out of your policy.

TOTAL SURRENDERS
----------------

A total surrender occurs when there is a full surrender of the policy's cash surrender value.

      o The surrender charge and the pro-rata surrender charge compensate us for the costs associated with the sale, underwriting, and issue of the policy.

      o The surrender charge is the actual first-year premium paid up to the surrender charge premium, multiplied by the percentage found in the surrender charge schedule. The surrender charge premium is shown in your policy. The surrender charge schedule is a 10-year schedule from the date of issue of the segment of insurance, with the percentage varying by month. The percentages in the surrender charge schedule may vary by issue age.

      o The surrender charge is based on the specified amount and will never be greater than the maximum surrender charge shown on your schedule pages. The maximum surrender charge varies by the specified amount, issue age, and risk class.

      o     We guarantee that the surrender charge rates will not increase.

      o There is no surrender charge on the initial specified amount after 10 policy years.

      o Each increase of your policy's specified amount will carry its own 10-year schedule of surrender charges.

The table below lists the maximum surrender charge per $1,000 of specified amount for all ages within the age range. The maximum surrender charge for some ages within the range will be smaller.

Maximum Surrender Charges per $1,000

                                   Male                     Female
           Issue Age       Non-Smoker   Smoker        Non-Smoker   Smoker
           ---------       ----------   ------        ----------   ------
               0-9           11.6922     N/A            11.1448      N/A
              10-19          13.2547   14.7262          12.5118    13.2284
              20-29          16.0951   18.2984          15.1091    16.2181
              30-39          20.4292   24.0441          18.7777    20.5284
              40-49          27.6986   33.6273          24.6124    27.1938
              50-59          40.4638   49.8646          34.3378    37.9113
              60-69          65.9641   79.9191          54.3606    59.3583
              70-80         121.6796  138.4848         102.5686   109.0881

FREE PARTIAL WITHDRAWALS

The policy has a free partial withdrawal provision. This feature allows you to withdraw a portion of the accumulation value without a surrender charge after the first policy year.

          o For Death Benefit Option A, the free partial surrender percentage is equal to 10% of the accumulation value less prior withdrawals made in the policy year, with a minimum withdrawal of $500, each policy year beginning at the end of the first year.

          o Any surrender charge that is not assessed still remains, and the remaining charge is based on the remaining specified amount.

          o  The free amount applies to Death Benefit Option A only.

          o The free amount does not apply to Options B and C as the specified amount is not reduced for these options, so no surrender charge would be taken out.

          o The free amount is 10% of the accumulation value each year after the first year.

          o  You may take the free amount in more than one withdrawal.

          o The remaining free amount at any time is 10% of the accumulation value less the amount of free withdrawals taken to date in that policy year.

          o You cannot carry over the free amount if you do not use it in any given year.

          o The remaining surrender charge is not reduced by a free partial withdrawal.

WITHDRAWAL IN EXCESS OF THE FREE PARTIAL WITHDRAWAL

A Withdrawal in excess of the free partial withdrawal occurs when a partial withdrawal is taken in excess of the free partial surrender percentage.

          o If you withdraw money in excess of the free partial surrender percentage, we will assess a surrender charge. This charge depends on your initial specified amount, the premiums paid, the year of surrender, issue age, sex, rate class, and specified amount band.

          o If a partial surrender of cash surrender value is taken in excess of the free partial withdrawal amount that causes a decrease in the specified amount, a surrender charge is assessed. The surrender charge assessed is a pro-rata portion of the surrender charge based on the specified amount reduction. The pro-rata surrender charge is calculated the same way as for a requested decrease.

          o The surrender charge for any increase in specified amount is based on the surrender charge premium for the insured at the time of the increase.

          o If there was a specified amount increase prior to a decrease, the surrender charge is assessed on a LIFO basis. Any surrender charges are deducted from the unloaned accumulation value of the policy. The deduction is made pro-rata from all investment portfolios and the fixed account.

The policy is available for purchase by individuals, corporations and other groups. Conseco Variable Insurance Company (CVIC) may reduce or eliminate certain charges(premium charge, surrender charge, monthly policy charge, monthly cost of insurance, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to CVIC. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by CVIC, (including employees of CVIC and their families).

INCOME TAXES
------------

As an insurance company we may incur income taxes related to our CONSECO VARIABLE UNIVERSAL LIFE policies. Presently, we do not make deductions for income taxes. However, we reserve the right to deduct any income taxes.

INVESTMENT PORTFOLIO EXPENSES
-----------------------------

There are deductions from and expenses paid out of the assets of the various investment portfolios. These deductions and expenses are described in the fund prospectuses.

DEATH BENEFIT
-------------

The primary purpose of the policy is to provide death benefit protection on the life(s) of the insured(s). When the primary insured dies, or the second insured dies if it is a joint life policy, we will pay the death proceeds to your beneficiary (ies).

          o The death proceeds we will pay is equal to: (the Death Benefit) plus (proceeds from the riders) minus (Policy Debt) minus (charges to keep policy from lapsing during grace period - if policy is in grace period) plus (Interest of at least 3% on the net proceeds from the date of death until the day we pay the death benefit). Some states may require a higher rate than the 3%.

          o The amount of the death benefit depends on: the specified amount, the cumulative premiums paid, withdrawals made, the accumulation value on the date of death, the death benefit option elected at the time of death, and the death benefit qualification test selected.

          o  The death benefit option choices are:

             1. Option A: the specified amount

             2. Option B: the specified amount plus the accumulation value of the policy

             3. Option C: the specified amount plus the total premiums paid minus total withdrawals (not including surrender charges) from the policy.

CHANGING YOUR DEATH BENEFIT OPTION

After the first policy year you can change your death benefit option. These are the rules:

          o  You must submit a written request.

          o Your change will be effective on the next monthly anniversary date after any necessary underwriting has been completed.

          o A Death Benefit Option change will affect the monthly cost of insurance charge because the cost of insurance varies with the Net Amount of Risk.

          o  You cannot change to or from Option C.

          o If you change from Option A to B, your new specified amount will equal the specified amount immediately before the change less the accumulation value at that time. Underwriting approval may be required to make this change.

          o If you change from Option B to A, your new specified amount will equal the specified amount immediately before the change plus the accumulation value at that time.

          o Some death benefit option changes may require us to return a part of your premiums or for you to make a withdrawal to ensure that the policy will still qualify as life insurance. We may refuse changes that either violate the Internal Revenue Code definition of Life Insurance or cause your policy to become a Modified Endowment Contract (MEC) unless you clearly understand and authorize such changes.

CHART 2 - DEATH BENEFIT OPTIONS

This chart demonstrates the three death benefit options available to you under this policy.

OPTION A - The Specified Amount






                               [GRAPHIC OMITTED]






OPTION B - The Specified Amount + The Accumulation Value of the Policy






                               [GRAPHIC OMITTED]






OPTION C - The Specified Amount + Total Premiums Paid - Total Withdrawals not including Surrender Charges)





                               [GRAPHIC OMITTED]






*NAR=Net Amount At Risk   **AV=Accumulation Value

The option that you select will depend on what is more important to you - building the accumulation value of your policy or providing for a large death benefit.

The guideline minimum death benefit is the minimum death benefit your policy must have to qualify as life insurance under section 7702 of the Internal Revenue Code. The policy has two death benefit qualification tests - the cash value accumulation test and the guideline premium test. You must choose a test on your application and you can never change your test.

These tests determine the guideline minimum death benefit. If you do not want limits, subject to company minimums and maximums and the policy becoming a MEC, on the amount of premium you can pay into the policy, the cash value accumulation test is usually the best choice. Under the cash value test, the minimum death benefit is the accumulation value of your policy times a net single premium factor.

The guideline premium test will usually result in a lower minimum death benefit than the cash value accumulation test. Your choice depends on the premiums you want to pay. THE GUIDELINE PREMIUM TEST IS THE DEFAULT TEST FOR YOUR POLICY, AND HISTORICALLY HAS BEEN THE MORE POPULAR CHOICE. Under the guideline premium test, the guideline minimum death benefit is the accumulation value of your policy times a death benefit percentage. The death benefit percentage varies by the attained age of the insured(s) at the start of the policy year. The death benefit percentages are listed in Appendix C. These percentages start at 250% for a person younger than 40 and decrease to 101% as the age increases.

Under all combinations of the two choices, the death benefit option and guideline premium test, your death benefit will be the greater of:

          o the specified amount, (for option C, the specified amount plus the sum of the premiums paid minus the sum of the partial withdrawals, which could be less than the specified amount)

          o  the guideline minimum death benefit, and

          o  the death benefit under the death benefit option elected.

The specified amount is the specified amount of the policy at the time of death. This amount is adjusted by increases and decreases to specified amount, but is always shown on the most current policy face page.

HOW DEATH PROCEEDS ARE PAID

We calculate the death proceeds as follows:

          o The death benefit at the end of the valuation period when death occurs (plus)

          o  Benefits from the riders as of the date of death (minus)

          o  Outstanding loans and loan interest as of the date of death.

We need two things to process a death claim:

          o A death certificate proving the insured died while the policy was in force.

          o  Payment instructions

As soon as we receive all necessary information that a death of the insured has occurred, all account values in the investment portfolios will be transferred from the investment portfolios and fixed account to our general account pending disbursement.

RIDERS
------

RIDERS YOU CAN ADD TO YOUR CONSECO VARIABLE UNIVERSAL LIFE POLICY

Riders provide extra benefits or increase the flexibility of your policy. Riders allow you to customize coverage to meet your specific needs. Some of the riders have an additional cost. Not all riders are available in every state and some riders may only be added when you first apply for your policy.

Sometimes adding riders to your policy provides additional coverage at a lower cost than separate policies. However, this is not always the case. Your registered representative can help you use riders to ensure that the policy meets your specific needs including costs and coverage limits.

     Here is a current list of available riders for both single and joint life policies:

          o No Lapse Guarantee Rider: This rider ensures that your policy will remain in force, regardless of accumulation value, for a period of time if you pay a required level of premiums, net of loans, loan interest, and withdrawals.

          o Accelerated Death Benefit Rider: This rider gives you access during your lifetime to a percentage of the policy death benefit if you are diagnosed with a terminal illness.

          o Life Insurance Protection Rider (LIPR): This rider provides additional coverage for a cost of insurance lower than the base policy rate. The LIPR covers one insured, so if you have a joint life policy you can add a LIPR on either or both insured(s).

          o Reduced Protection Rider: Ensures your policy will remain in force, at a reduced level, under certain circumstances when your cash surrender value gets very low and you have outstanding policy loans.

     Here is a current list of available riders for single life policies only:

          o Spouse Rider: Provides term insurance for the spouse of the insured.

          o Children's Level Term Insurance Rider: Provides term insurance for the children of the insured.

          o Unemployment Waiver of Cost of Insurance Rider: Waives the monthly deduction if the insured is unemployed.

          o Waiver of Planned Periodic Premium Rider: Credits the planned periodic premium to the Policy if the insured is disabled. The benefit is limited for a certain period of time.

          o Accidental Death Rider: Provides additional insurance coverage if the insured dies in certain types of accidents.

          o Exchange of Insured Rider: Allows certain corporate owned policies to change the named insured, subject to underwriting requirements.

          o Disability Income Rider: Provides a monthly income if the insured becomes disabled. The benefit is limited for a certain period of time.

          o Guaranteed Insurability Rider: Allows for specified amount increases at certain times without underwriting.

     Here is a current list of available riders for joint life policies only:

          o Estate Preservation Rider: Provides additional term insurance of 122.2% of the base policy specified amount during the first four policy years.

          o Policy Split Option Rider: Allows the joint life policy to be split into two single life policies in the event of divorce, the federal estate tax marital deduction is reduced, or the maximum estate tax rate is reduced below 25%.

          o Joint Term Insurance Rider: Provides additional term life insurance paid on the death of both insureds.

TAXES
-----

Income and estate taxes are a very complicated and personal subject. Here is some general information. It is not intended as tax advice for any individual. You should consult your own tax adviser about your personal circumstances.

LIFE INSURANCE

          o Life insurance is a way to provide death protection and save money for future needs.

          o  In many cases, you may not be taxed on distributions at all.

          o In most cases, the beneficiary does not pay income taxes on the proceeds, an exception would be when the policy fails to meet the definition of life insurance.

          o  Estate taxes can apply to the death proceeds.

TAKING MONEY OUT OF THE POLICY

You will not be taxed on the increases in the value of your policy until you take money out through a loan or surrender. Depending on the policy status, these distributions usually do not cause a taxable event. Loans and surrenders are treated differently depending on whether your policy is a MEC or not.

If your policy is a MEC, any loan or withdrawal is treated as earnings first and then your investment in the policy. These earnings are included in taxable income. The Internal Revenue Code (IRC) provides that any amount received from a MEC included in income may be subject to a 10% penalty. There is no penalty if the income received is:

          o  Paid on or after the taxpayer turns 59 1/2;

          o Paid if the taxpayer is totally disabled (according to the IRC definition); or

          o Paid as a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your policy is not a MEC, any withdrawal is treated as a recovery of your investment first and then as earnings. Recovery of investment is not included in taxable income but earnings are. Loan proceeds are treated as indebtedness under the policy and are not included in taxable income.

DIVERSIFICATION

The investment portfolios must satisfy certain diversification requirements. We believe that our investment portfolios are managed to comply with these requirements.

                          ILLUSTRATION OF POLICY VALUES

In order to show You how the Policy works, We created some hypothetical examples. We show a single life policy for a male age 40 and a male age 60, and a joint life policy for a male and female both age 60. Our hypothetical insureds are in good health, do not smoke and qualify for nonsmoker select rates. The Initial and Planned Premiums are shown in the upper portion of each illustration. The Death Benefits, Accumulation Values and Cash Surrender Values would be lower if the Primary Insured was in a select (tobacco) or special Rate Class since the cost of insurance charges would increase.

There are three illustrations - all of which are based on the above. We also assumed that the underlying Investment Option had gross rates of return of 0%, 6%, & 12%. This means that the underlying Investment Option would earn these rates of return before the deduction of the invested portfolio expenses (including the management fees). When these costs are taken into account, the net annual investment return rates (net of an average of approximately .76% for these charges) are approximately -.76%. 5.24%, and 11.24%.

It is important to be aware that this illustration assumes a level rate of return for all years. If the actual rate of return fluctuates over the years instead of remaining level, this may make a big difference in the long-term investment results of Your Policy. In order to properly show You how the Policy actually works, We calculated values for the Accumulation Value, Cash Surrender Value and the Death Proceeds. The Death Proceeds are the Death Benefit minus any outstanding loans and loan interest accrued.

For these illustrations, We used the charges We described in the Expenses Section of the Prospectus. These charges are (1) Premium expense charge, and (2) Monthly deductions, which include administration, risk, and cost of insurance charges. The values also assume that each Investment Portfolio will incur expenses annually, which are assumed to be approximately .76% of the average net assets of the Investment Portfolio. This average is calculated by weighting the annual expenses of each individual investment portfolio by the total invested assets in that portfolio in relation to total invested assets. This is the average of the fees and expenses of the Investment Portfolios in 2000. The expenses of .76% reflect the voluntary waiver of certain advisory fees and/or the reimbursement of operating expenses for certain Investment Portfolios (as noted under Expenses - Investment Portfolio Expenses in this prospectus). If the advisory fees had not been waived and/or if expenses had not been reimbursed, the average expenses would have been approximately [2.28%]. The investment advisers currently anticipate that the current waiver and/or reimbursement arrangements will continue through at least [1/1/2002] to the extent necessary to maintain competitive total annual portfolio expense levels as described under Expenses - Investment Portfolio Expenses. However, certain advisers have the right to terminate waivers and/or reimbursements at any time at their sole discretion. If the waiver and/or reimbursement arrangements were not in effect, the Death Proceeds, Accumulation Values and the Cash Surrender Values shown in the illustrations below would be lower. The illustration assumes no loans were taken.

There is also a column labeled "Premiums Accumulated at 5% Interest Per year." This shows how the Premium would accumulate if they were invested at 5% per year.

We will furnish You, upon request, a comparable personalized illustration reflecting the proposed insured's Age, Rate Class, Specified Amount, and the Planned Premiums, reflecting both the current cost of insurance and the guaranteed cost of insurance.

Each point of sale illustration contains notes to alert the prospective insured to the risks of their investment in the policy. The following page appears in every personalized illustration.

The illustrated investment results are hypothetical. They should not be viewed as representative of past performance nor indicative of future results. Actual investment performance may differ depending upon the investment allocation chosen by the policy owner and the actual return of the sub-accounts of the Conseco Variable Insurance Company Separate Account. The Surrender Value, Policy Value and Death Benefit of the policy will vary from those illustrated if the actual rates of return average the assumed investment return rate over a period of years but fluctuate above or below those averages for individual policy years. Presentations may not be made on behalf of the Company that these hypothetical rates of return can be achieved for any one year or sustained for any period of time. Principal return and unit values will fluctuate and, therefore, the accumulation value and death benefit may vary accordingly. When redeemed, units may be worth less than original cost.

We have included a sample illustration acknowledgement, as it accompanies every personalized illustration and includes important disclosures before our numeric examples.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                                     LEDGER ILLUSTRATION REPORT

         Client: Sample                                             Initial Face Amount: "Dollars"
     Client Age: "Age" Male Nonsmoker Select               Initial Death Benefit Option: A - Level Death Benefit
Initial Premium:  "Dollars" (Annual)                          First Year Premium Outlay: "Dollars"
    Substandard: None                                                    State of Issue: Indiana
         Riders: None                                   Death Benefit Qualification Test: Guideline Premium
----------------------------------------------------------------------------------------------------------------

This illustration shows the benefits and values of a flexible payment variable life insurance policy and riders if applicable. It assumes all payments are allocated to the variable account and shows how the performance of underlying investment accounts could affect the policy values and death benefits. This illustration must be accompanied by the current prospectuses describing Conseco Variable Insurance Company's CVUL policy and the underlying funds.

Conseco Variable Insurance Company's CVUL is issued by Conseco Variable Insurance Company and offered by Conseco Equity Sales, Inc., member NASD.

ACKNOWLEDGEMENT

I understand that:

- I am buying a flexible premium variable universal life insurance policy issued by Conseco Variable Life Insurance Company.

- I received the current Prospectus describing the terms and operation of the policy and examined it prior to purchasing a policy. I'm keeping the Prospectus for further reference.

- I have reviewed all pages of this illustration with my registered representative.

- Sales illustrations and all Prospectuses present hypothetical policy values and those presented by my registered representative will utilize hypothetical and/or historical investment results. The values set forth are illustrative only and not intended to predict actual performance. Actual policy values may be more or less and depend on a number of factors, as explained in the Prospectus.

- My registered representative has explained to me that policy values are not guaranteed. Any non-guaranteed elements illustrated are subject to change and could either be higher or lower resulting policy values that will be either higher or lower.

- In the future, I may need to modify my planned premium to obtain my initial death benefit and to obtain the non-guaranteed policy values shown in this illustration.

- Conseco Variable Insurance Company and/or its representatives do not provide tax or legal advice.


     ----------------------------------------------------------------------
                   Applicant's Signature (Policy Owner) Date


     ----------------------------------------------------------------------
                      Other Signature (If Applicable) Date


     ----------------------------------------------------------------------
                   Registered Representative's Signature Date


-------------------------------------------------------------------------------
Form Number CVIC-1001               Page 2 of ##             Prepared by:  Name
12/18/2000 IN 2001.1  ILLUSTRATION NOT COMPLETE UNLESS ALL NUMBERED PAGES
                      ARE INCLUDED

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

         Client: John Doe                                                               Initial Face Amount: 250,000
     Client Age:  40 Male  Nonsmoker                                    Select Initial Death Benefit Option: A - Level Death Benefit
Initial Premium:  $   (Annual)                                                    First Year Premium Outlay: $
    Substandard: None                                                                        State of Issue: Indiana
         Riders: None                                                           Death Benefit Qualification Test: Guideline Premium
===================================================================================================================================

            Premiums                               Gross 0% (Net -.76%)                       Gross 6% (Net 5.24%)
           Accumulated                        With CURRENT Insurance Charges             With CURRENT Insurance Charges
              at 5%        Planned          Cash           Cash           Total        Cash          Cash          Total
End of    Interest Per    Annualized    Accumulation     Surrender        Death    Accumulation    Surrender       Death
 Year         Year         Premium         Value           Value         Benefit      Value          Value        Benefit
 ----         ----         -------         -----           -----         -------      -----          -----        -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
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  15
  16
  17
  18
  19
  20
  21
  22
  23
  24
  25
  26
  27
  28
  29
  30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


================================================

                     Gross 12% (Net 11.24%)
                 With CURRENT Insurance Charges
             Cash           Cash          Total
End of   Accumulation     Surrender       Death
 Year       Value           Value        Benefit
 ----       -----           -----        -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  21
  22
  23
  24
  25
  26
  27
  28
  29
  30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

         Client: John Doe                                                             Initial Face Amount:  250,000
     Client Age: 40 Male Nonsmoker Select                                    Initial Death Benefit Option:  A - Level Death Benefit
Initial Premium: $   (Annual)                                                   First Year Premium Outlay:  $
    Substandard: None                                                                      State of Issue:  Indiana
         Riders: None                                                    Death Benefit Qualification Test:  Guideline Premium
===================================================================================================================================
            Premiums                               Gross 0% (Net -.76%)                          Gross 6% (Net 5.24%)
           Accumulated                      With GUARANTEED Insurance Charges             With GUARANTEED Insurance Charges
              at 5%        Planned          Cash           Cash           Total           Cash           Cash           Total
End of    Interest Per    Annualized    Accumulation     Surrender        Death       Accumulation     Surrender        Death
 Year         Year         Premium         Value           Value         Benefit         Value           Value         Benefit
 ----         ----         -------         -----           -----         -------         -----           -----         -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  21
  22
  23
  24
  25
  26
  27
  28
  29
  30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.



=====================================================
                   Gross 12% (Net 11.24%)
              With GUARANTEED Insurance Charges
             Cash           Cash           Total
End of   Accumulation     Surrender        Death
 Year       Value           Value         Benefit
 ----       -----           -----         -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  21
  22
  23
  24
  25
  26
  27
  28
  29
  30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

                    Client: John Q. Public                                              Initial Face Amount:  500,000
               Client Age: 60 Male Nonsmoker Select                           Initial Death Benefit Option:  A - Level Death Benefit
          Initial Premium: $  (Annual)                                           First Year Premium Outlay:  $
              Substandard: None                                                             State of Issue:  Indiana
                   Riders: None                                           Death Benefit Qualification Test:  Guideline Premium
===================================================================================================================================

               Premiums                               Gross 0% (Net -.76%)                          Gross 6% (Net 5.24%)
              Accumulated                        With CURRENT Insurance Charges                With CURRENT Insurance Charges
                 at 5%        Planned          Cash           Cash           Total           Cash           Cash           Total
  End of     Interest Per    Annualized    Accumulation     Surrender        Death       Accumulation     Surrender        Death
   Year          Year         Premium         Value           Value         Benefit         Value           Value         Benefit
   ----          ----         -------         -----           -----         -------         -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.



==========================================================

                         Gross 12% (Net 11.24%)
                     With CURRENT Insurance Charges
                   Cash           Cash           Total
  End of       Accumulation     Surrender        Death
   Year           Value           Value         Benefit
   ----           -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

         Client: John Q. Public                                                         Initial Face Amount: 500,000
     Client Age: 60 Male  Nonsmoker Select                                     Initial Death Benefit Option: A - Level Death Benefit
Initial Premium: $  (Annual)                                                      First Year Premium Outlay: $
    Substandard: None                                                                        State of Issue: Indiana
         Riders: None                                                      Death Benefit Qualification Test: Guideline Premium
===================================================================================================================================

               Premiums                               Gross 0% (Net -.76%)                          Gross 6% (Net 5.24%)
              Accumulated                      With GUARANTEED Insurance Charges             With GUARANTEED Insurance Charges
                 at 5%        Planned          Cash           Cash           Total           Cash           Cash           Total
  End of     Interest Per    Annualized    Accumulation     Surrender        Death       Accumulation     Surrender        Death
   Year          Year         Premium         Value           Value         Benefit         Value           Value         Benefit
   ----          ----         -------         -----           -----         -------         -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


=======================================================
                     Gross 12% (Net 11.24%)
                With GUARANTEED Insurance Charges
               Cash           Cash           Total
  End of   Accumulation     Surrender        Death
   Year       Value           Value         Benefit
   ----       -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

         Client: John Doe                                                           Second Insured Name: Jane Doe
     Client Age: 60 Male  Nonsmoker Select                                           Second Insured Age: 60 Female  Nonsmoker Select
Joint Equal Age: 60                                                                 Initial Face Amount:  250,000
Initial Premium: $   (Annual)                                              Initial Death Benefit Option: A - Level Death Benefit
    Substandard: None                                                        Second Insured Substandard: None
         Riders: None                                                                    State of Issue: Indiana
                                                                       Death Benefit Qualification Test: Guideline Premium
===================================================================================================================================

               Premiums                               Gross 0% (Net -.76%)                          Gross 6% (Net 5.24%)
              Accumulated                      With GUARANTEED Insurance Charges             With GUARANTEED Insurance Charges
                 at 5%        Planned          Cash           Cash           Total           Cash           Cash           Total
  End of     Interest Per    Annualized    Accumulation     Surrender        Death       Accumulation     Surrender        Death
   Year          Year         Premium         Value           Value         Benefit         Value           Value         Benefit
   ----          ----         -------         -----           -----         -------         -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


=======================================================

                     Gross 12% (Net 11.24%)
                With GUARANTEED Insurance Charges
               Cash           Cash           Total
  End of   Accumulation     Surrender        Death
   Year       Value           Value         Benefit
   ----       -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                       CONSECO VARIABLE INSURANCE COMPANY
                 11815 N. PENNSYLVANIA STREET, CARMEL, IN 46032

CONSECO VARIABLE UNIVERSAL LIFE
                                      ILLUSTRATION OF VARIOUS INVESTMENT RETURNS

         Client: John Doe                                                           Second Insured Name: Jane Doe
     Client Age: 60 Male Nonsmoker Select                                            Second Insured Age: 60 Female  Nonsmoker Select
Joint Equal Age: 60                                                                 Initial Face Amount:  250,000
Initial Premium:  $  (Annual)                                              Initial Death Benefit Option: A - Level Death Benefit
    Substandard: None                                                        Second Insured Substandard: None
         Riders: None                                                                    State of Issue: Indiana
                                                                       Death Benefit Qualification Test: Guideline Premium
===================================================================================================================================

               Premiums                               Gross 0% (Net -.76%)                          Gross 6% (Net 5.24%)
              Accumulated                      With GUARANTEED Insurance Charges             With GUARANTEED Insurance Charges
                 at 5%        Planned          Cash           Cash           Total           Cash           Cash           Total
  End of     Interest Per    Annualized    Accumulation     Surrender        Death       Accumulation     Surrender        Death
   Year          Year         Premium         Value           Value         Benefit         Value           Value         Benefit
   ----          ----         -------         -----           -----         -------         -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR
ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT
PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.



=======================================================

                     Gross 12% (Net 11.24%)
                With GUARANTEED Insurance Charges
               Cash           Cash           Total
  End o    Accumulation     Surrender        Death
   Year       Value           Value         Benefit
   ----       -----           -----         -------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    16
    17
    18
    19
    20
    21
    22
    23
    24
    25
    26
    27
    28
    29
    30

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN IN THIS ILLUSTRATION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT PERFORMANCE OF THE INVESTMENT PORTFOLIOS SELECTED BY THE OWNER.

No representation can be made by Conseco Variable Insurance Company, the Separate Account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

ACCESS TO YOUR MONEY
--------------------

You can take out a loan from us using your policy as collateral. You can take out part of your policy's cash surrender value through withdrawals or all of the accumulation value by surrendering your policy.

Loans, withdrawals, and surrenders may create taxable income. Also, loans or withdrawals may make your policy vulnerable to lapsing. If your policy would lapse with an outstanding loan, there could be adverse tax consequences. Consult your tax advisor.

LOANS

An outstanding loan has a permanent effect on your policy. Your registered representative can help you use the policy loan feature.

          o  Amounts in the loan account earn fixed returns.

          o The amount of interest you earn on the loan account may be less than you could have earned from the fixed account or in an investment portfolio.

          o This could lower your policy's accumulation value, which could reduce the amount of the death benefit.

          o Funds in the loan account are not available to pay any policy charges. This could put your policy at risk of lapsing. To keep your policy in force you might have to pay additional premium payments.

          o If the insured(s) die, we will deduct the amount in the loan account plus unpaid interest from the death proceeds before we pay them to your beneficiary.

          o If you surrender your policy, we will deduct the amount in the loan account plus unpaid interest before paying you.

You may borrow against the accumulation value in your policy. Here are the rules:

          o  You may take a loan any time after the free look period.

          o Loans can be initiated by written request (or by telephone or internet if we have an telephone/internet authorization form on file).

          o  You can take as many loans as you like.

          o  The minimum amount of any loan is $500.

          o The amount of a new loan may not exceed 90% of the accumulation value less applicable surrender charges, less the outstanding loan and loan interest.

          o When you take a policy loan, we transfer the loan amount from the investment portfolios you selected (or pro-rata from all investment and fixed account, if you make no election) to a loan account.

          o Loans are charged interest at a rate that varies depending on the classification of the loan. These rates are listed in the policy and will not be greater than 6.5%. This interest is charged for the past year on the policy anniversary.

          o If you do not pay the loan interest on the loan anniversary, the amount that we will transfer to the loan account is the amount by which the interest due exceeds the interest that has been credited on the loan account.

Loans against this policy may be paid off any time while the policy is in force. Repayments work like this:

          o  You may make loan payments of any amount.

          o  You may make loan repayments at any time.

          o Any payment, while a loan is outstanding, is considered premium unless you tell us it is a loan payment.

          o When you make a loan payment, we transfer an amount equal to the portion of the payment applied to the loan account prorata to the investment portfolios based on your amount in each portfolio. A portion of the loan repayment is applied to the interest due.

          o Depending on the allocation of your accumulation value at the time of payment, we may ask you to specify an investment portfolio allocation to apply your payment.

The loan account of your policy does earn interest, reducing the net cost of your loan. The rate credited varies based on the amount and timing of your loans.

          o Some loans on the policy are "preferred loans" with a zero net cost.

          o Regular loans have a net cost equal to the rate charged on loan balance less the rate credited to the loan account.

          o  The minimum interest rate credited to the loan account is 4%.

          o During the first 10 policy years, the maximum preferred loan amount is the accumulation value less total premiums paid that haven't been withdrawn.

          o After the first 10 policy years, the preferred amount is the accumulation value.

          o The preferred loan amount is initially determined on the date you first receive a loan and is recalculated on each monthly anniversary after the first loan.

          o The interest rate credited on the loan account up to the preferred amount is the same as the loan interest rate charged

PARTIAL WITHDRAWALS

You can withdraw part of your policy's cash surrender value any time after the free look period. The withdrawal feature works like this:

          o You must send us written notice, or authorize via phone or internet if you have authorized these methods prior to the instruction.

          o    The minimum withdrawal is $500.

          o The maximum withdrawal is the cash value less the remaining policy loan balance. The policy's cash value is the accumulation value less any surrender charge that applies. (Refer to surrender charges section).

          o The minimum remaining specified amount must be at least the required minimum specified amount shown on your schedule page.

          o When you take a withdrawal, we deduct the withdrawal amount from the investment portfolios you select (or pro-rata from all investment and fixed accounts, if you make no election).

          o The accumulation value and cash surrender value will be reduced by the amount of each withdrawal.

          o If the insured(s) dies after the withdrawal request, but before it has been processed, we will deduct the withdrawal from the death proceeds.

A partial withdrawal may affect the specified amount of your policy. This could affect the death proceeds paid under the policy.

          o If the death benefit option is A, a withdrawal reduces the specified amount by the amount of the withdrawal in excess of the free amount, but not including surrender charges.

          o The specified amount is not changed if the death benefit option is B or C.

The policy has a free partial withdrawal provision. This feature allows you to withdraw a portion of the accumulation value without a surrender charge after the first policy year.

          o  The free amount applies to Death Benefit Option A only.

          o The free amount does not apply to Options B and C as the specified amount is not reduced for these options, so no surrender charge would be taken out.

          o The free amount is 10% of the accumulation value each year after the first year.

          o  You may take the free amount in more than one withdrawal.

          o The remaining free amount at any time is 10% of the accumulation value less the amount of free withdrawals taken to date in that policy year.

          o You cannot carry over the free amount if you do not use it in any given year.

          o The remaining surrender charge is not reduced by a free partial withdrawal.

TOTAL SURRENDER

You can surrender your policy at any time for its cash surrender value. The policy's cash surrender value is equal to the cash value less any outstanding loans and loan interest. There are some things to remember about surrendering your policy:

          o  You must submit a written request and send us your policy.

          o We will send the policy's cash surrender value. If there is any outstanding surrender charge it is deducted to help cover our costs for underwriting, issue, and distribution of the policy.

OTHER INFORMATION
-----------------

THE SEPARATE ACCOUNT

We have established a Separate Account, Conseco Variable Account L (Separate Account), to invest in the investment portfolios. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

The obligations under the contracts are obligations of Conseco Variable Insurance Company.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers involving an investment portfolio when:

          o The New York Stock Exchange is closed (other than customary weekend or holiday closings);

          o  Trading on the New York Stock Exchange is restricted;

          o An emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Conseco Variable cannot reasonably value the shares of the investment portfolios;

          o During any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable, or surrender, or policy loan from the fixed account for not more than six months.

DISTRIBUTOR

Conseco Equity Sales, Inc. (CES), 11815 N. Pennsylvania Street, Carmel, Indiana 46032, acts as the distributor of the contracts. CES, our affiliate, is registered as a broker-dealer under the Securities Exchange Act of 1934. CES is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid to broker-dealers who sell the policies. Broker-dealer commissions may be up to 130% of first-year premiums and 4% of other premiums and may include reimbursement of promotional or distribution expenses associated with the marketing of the policies. We may, by agreement with the broker-dealer, pay commissions as a combination of a certain percentage amount at the time of sale and a trail commission. This combination may result in the broker-dealer receiving more commission over time than would be the case if it had elected to receive only a commission at the time of sale. The commission rate paid to the broker-dealer will depend upon the nature and level of services provided by the broker-dealer. Commissions are paid from our funds and are not charged directly to the policy owner.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior owner designation. The change request must be in writing. If you die while the policy is in force and the insured(s) is living, ownership passes to a successor owner (if one had been designated), or if there is no successor owner, to the owner's estate.

JOINT OWNER. Joint owners can own the contract. Authorization of both joint owners is required for all policy transactions except transfers, payment of premiums, changes in premium allocations, and loan repayments.

LEGAL PROCEEDINGS

Neither Separate Account L nor the Principal Underwriter are involved in any pending or threatened legal proceedings. Conseco Variable Insurance Company is involved in various legal proceedings in the ordinary course of business that are not material in the aggregate in relation to the Company's total assets.

EXPERTS

[ Legal and accounting consents to be filed by pre-effective amendment]


FINANCIAL STATEMENTS

Our consolidated financial statements are included. There are no financial statements for Separate Account L because as of the date of this prospectus Separate Account L has not commenced operations. In future years owners will receive financial statements for both the Insurance Company and the Separate Account L.

INQUIRIES

If you need more information about buying a Policy, please contact us at:

Conseco Variable Insurance Company
11815 Pennsylvania St.
Carmel, Indiana 46032

If you need policy owner service, please contact us at our service address:

Conseco Variable Insurance Co.
P.O. Box 66850
St. Louis, MO 63166


                                    Part II


APPENDIX A -- PARTICIPATING INVESTMENT PORTFOLIOS

     Below is a summary of the investment objectives and strategies of each investment portfolio available under the contract. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

     The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each portfolio. The following portfolios are available under the Policy.

CONSECO SERIES TRUST

     Conseco Series Trust is managed by Conseco Capital Management, Inc. (CCM) which is an affiliate of Conseco Variable. Conseco Series Trust is a mutual fund with multiple portfolios. The following portfolios are available under the contract:

CONSECO 20 FOCUS PORTFOLIO

     The Conseco 20 Focus Portfolio seeks capital appreciation. Normally, the Portfolio will invest at least 65% of its assets in common stocks of companies that the Adviser believes have above-average growth prospects. The Portfolio is non-diversified and will normally concentrate its investments in a core position of approximately 20--30 common stocks.

EQUITY PORTFOLIO

     The Equity Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk. The portfolio will invest primarily in selected equity securities, including common stocks and other securities having the investment characteristics of common stocks, such as convertible securities and warrants.

BALANCED PORTFOLIO

     The Balanced Portfolio seeks a high total investment return, consistent with the preservation of capital and prudent investment risk. Normally, the portfolio invests approximately 50-65% of its assets in equity securities, and the remainder in a combination of fixed income securities, or cash equivalents.

HIGH YIELD PORTFOLIO

     The High Yield Portfolio seeks to provide a high level of current income with a secondary objective of capital appreciation. Normally, the adviser invests at least 65% of the Portfolio's assets in below investment grade securities (those rated BB+/Ba1 or lower by independent rating agencies).

FIXED INCOME PORTFOLIO

     The Fixed Income Portfolio seeks the highest level of income consistent with preservation of capital. The portfolio invests primarily in investment grade debt securities.

GOVERNMENT SECURITIES PORTFOLIO

     The Government Securities Portfolio seeks safety of capital, liquidity and current income. The portfolio will invest primarily in securities issued by the U.S. government or an agency or instrumentality of the U.S. government.

MONEY MARKET PORTFOLIO

     The Money Market Portfolio seeks current income consistent with stability of capital and liquidity. The portfolio may invest in U.S. government securities, bank obligations, commercial paper obligations, short-term corporate debt securities and municipal obligations.

THE ALGER AMERICAN FUND

     The Alger American Fund is a mutual fund with multiple portfolios. The manager of the fund is Fred Alger Management, Inc. The following portfolios are available under the contract:

ALGER AMERICAN GROWTH PORTFOLIO

     The Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO

     The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can borrow money in amounts of up to one-third of its total assets to buy additional securities.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

     The Alger American MidCap Growth Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

     The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

     American Century Variable Portfolios, Inc. is a mutual fund with multiple portfolios. The fund's investment adviser is American Century Investment Management, Inc. The following portfolios are available under the contract:

VP INCOME & GROWTH FUND

     The VP Income & Growth Fund seeks dividend growth, current income and capital appreciation by investing in common stocks. The fund's investment strategy utilizes quantitative management techniques in a two-step process that draws heavily on computer technology.

VP INTERNATIONAL FUND

     The VP International Fund seeks capital growth. The fund managers use a growth investment strategy developed by American Century to invest in stocks of companies that they believe will increase in value over time. This strategy looks for companies with earnings and revenue growth. International investment involves special risk considerations. These include economic and political conditions, expected inflation rates and currency fluctuations.

VP VALUE FUND

     The VP Value Fund seeks long-term capital growth. Income is a secondary objective. In selecting stocks for the VP Value Fund, the fund managers look for stocks of medium to large companies that they believe are undervalued at the time of purchase.

BERGER INSTITUTIONAL PRODUCTS TRUST

     Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger LLC (formerly, Berger Associates, Inc.) is the investment advisor for the Berger IPT--Growth Fund, the Berger IPT--Growth and Income Fund, the Berger IPT--Small Company Growth Fund and the Berger IPT--New Generation Fund. BBOI Worldwide LLC, a joint venture between Berger LLC and Bank of Ireland Asset Management (U.S.) Limited (BIAM), is the investment advisor for the Berger/BIAM IPT--International Fund. BBOI Worldwide LLC has delegated daily management of the Fund to BIAM IPT International. Berger LLC and BIAM IPT International have entered into an agreement to dissolve BBOI Worldwide LLC. The dissolution of BBOI Worldwide LLC will have no effect on the investment advisory services provided to the Fund. Contingent upon shareholder approval, when BBOI Worldwide LLC is dissolved, Berger LLC will become the Fund's advisor and BIAM IPT International will continue to be responsible for day-to-day management of the Fund's portfolio as sub-advisor. If approved by shareholders, these advisory changes are expected to take place in the first half of this year. The following portfolios are available under the contract:

BERGER IPT--GROWTH FUND
(FORMERLY, BERGER IPT-100 FUND)

     The Berger IPT-Growth Fund aims for long-term capital appreciation. In pursuing that goal, the fund primarily invests in the common stocks of established companies with the potential for strong earnings growth.

BERGER IPT--GROWTH AND INCOME FUND

     The Berger IPT--Growth and Income Fund aims for capital appreciation and has a secondary goal of investing in securities that produce current income for the portfolio. In pursuing these goals, the fund primarily invests in the securities of well-established, growing companies.

BERGER IPT--SMALL COMPANY GROWTH FUND

     The Berger IPT--Small Company Growth Fund aims for capital appreciation. In pursuing that goal, the fund primarily invests in the common stocks of small companies with the potential for rapid earnings growth. BERGER IPT--NEW GENERATION FUND

     The Berger IPT--New Generation Fund seeks capital appreciation. In pursuing that goal, the Fund primarily invests in the common stocks of companies believed to have the potential to change the direction or dynamics of the industries in which they operate or significantly influence the way businesses or consumers conduct their affairs.

BERGER IPT--INTERNATIONAL FUND

     The Berger IPT--International Fund aims for long-term capital appreciation. In pursuing that goal, the fund primarily invests in a portfolio consisting of common stocks of well-established foreign companies.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

     The Dreyfus Socially Responsible Growth Fund, Inc. is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation.

     The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

DREYFUS STOCK INDEX FUND

     The Dreyfus Stock Index Fund is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation.

     The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND

     The Dreyfus Variable Investment Fund ("Dreyfus VIF") is a mutual fund with multiple portfolios. The investment adviser for the portfolios is The Dreyfus Corporation. The following portfolios are available under the contract:

DREYFUS VIF DISCIPLINED STOCK PORTFOLIO

     The Dreyfus VIF Disciplined Stock Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests in a blended portfolio of growth and value stocks chosen through a disciplined investment process.

DREYFUS VIF INTERNATIONAL VALUE PORTFOLIO

     The Dreyfus VIF International Value Portfolio seeks long-term capital growth. To pursue this goal, the portfolio ordinarily invests most of its assets in equity securities of foreign issuers which Dreyfus considers to be "value" companies.

FEDERATED INSURANCE SERIES

     Federated Insurance Series is a mutual fund with multiple portfolios. Federated Investment Management Company is the adviser to the Federated High Income Bond Fund II and the Federated Utility Fund II and Federated Global Investment Management Corp. is the adviser to the Federated International Equity Fund II. The following portfolios are available under the contract:

FEDERATED HIGH INCOME BOND FUND II

     The Federated High Income Bond Fund II's investment objective is to seek high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The fund pursues its investment objective by investing in a diversified portfolio of high-yield, lower-rated corporate bonds.

FEDERATED UTILITY FUND II

     The Federated Utility Fund II's investment objective is to achieve high current income and moderate capital appreciation. The fund pursues its investment objective by investing under normal market conditions, at least 65% of its assets in equity securities (including convertible securities) of companies that derive at least 50% of their revenues from the provision of electricity, gas and telecommunications related services.

FEDERATED INTERNATIONAL EQUITY FUND II

     The Federated International Equity Fund II's investment objective is to obtain a total return on its assets. The fund's total return will consist of two components: (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities.

INVESCO VARIABLE INVESTMENT FUNDS, INC.
(NOT AVAILABLE FOR NEW SALES AS OF MAY 1, 2000)

     INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser for the Fund. The following portfolios are available under the contract:

INVESCO VIF--EQUITY INCOME FUND

     The INVESCO VIF--Equity Income Fund's primary goal is high current income, with growth of capital as a secondary objective. The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks, although in recent years that percentage has been somewhat higher.

INVESCO VIF--HIGH YIELD FUND

     The INVESCO VIF--High Yield Fund seeks to provide a high level of current income, with growth of capital as a secondary objective. It invests substantially all of its assets in lower-rated debt securities, commonly called "junk bonds" and preferred stock, including securities issued by foreign companies.

JANUS ASPEN SERIES

     Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Corporation is the investment adviser to the fund. The following portfolios are available under the contract:

AGGRESSIVE GROWTH PORTFOLIO

     The Aggressive Growth Portfolio seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

GROWTH PORTFOLIO

     The Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

WORLDWIDE GROWTH PORTFOLIO

     The Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

LAZARD RETIREMENT SERIES, INC.

     Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management serves as the investment manager of the portfolios. The investment manager is a division of Lazard Freres, a New York limited liability company, which is registered as an investment adviser with the SEC. The following portfolios are available under the contract:

LAZARD RETIREMENT EQUITY PORTFOLIO

     The Lazard Retirement Equity Portfolio seeks long-term capital appreciation. The portfolio invests primarily in equity securities, principally common stocks, of relatively large U.S. companies (those whose total market value is more than $1 billion) that the investment manager believes are undervalued based on their earnings, cash flow or asset values.

LAZARD RETIREMENT SMALL CAP PORTFOLIO

     The Lazard Retirement Small Cap Portfolio seeks long-term capital appreciation. The portfolio invests primarily in equity securities, principally common stocks, of relatively small U.S. companies in the range of the Russell 2000 Index that the investment manager believes are undervalued based on their earnings, cash flow or asset values.

LORD ABBETT SERIES FUND, INC.

     Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. The fund's investment adviser is Lord, Abbett & Co. The following portfolio is available under the contract:

GROWTH & INCOME PORTFOLIO

     The Growth & Income Portfolio's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

MITCHELL HUTCHINS SERIES TRUST

     Mitchell Hutchins Series Trust is a mutual fund with multiple portfolios. Mitchell Hutchins Asset Management Inc. is the investment adviser of the fund. The following portfolio is available under the contract:

GROWTH AND INCOME PORTFOLIO

     The Growth and Income Portfolio's investment objective is current income and capital growth. The portfolio invests primarily in dividend-paying stocks of companies that its investment adviser believes have potential for rapid earnings growth.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

     Neuberger Berman Advisers Management Trust is a mutual fund with multiple portfolios. Neuberger Berman Management Inc. is the investment adviser.

LIMITED MATURITY BOND PORTFOLIO

     The Limited Maturity Bond Portfolio seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal. To pursue these goals, the portfolio invests mainly in investment-grade bonds and other debt securities from U.S. government and corporate issuers. These may include mortgage- and asset-backed securities.

PARTNERS PORTFOLIO

     The Partners Portfolio seeks growth of capital. To pursue this goal, the portfolio invests mainly in common stocks of mid- to large-capitalization companies. The managers look for well-managed companies whose stock prices are believed to be undervalued.

RYDEX VARIABLE TRUST

     Rydex Variable Trust is a mutual fund with multiple portfolios which are managed by Rydex Global Advisors. The following portfolios are available under the contract:

OTC FUND

     The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 IndexTM. The Fund invests principally in securities of companies included in the NASDAQ 100 IndexTM. It also may invest in other instruments whose performance is expected to correspond to that of the Index, and may engage in futures and options transactions.

NOVA FUND

     The Nova Fund seeks to provide investment returns that correspond to 150% of the daily performance of the Standard & Poor's 500 Composite Stock Price Index. Unlike traditional index funds, as its primary investment strategy, the Fund invests to a significant extent in futures contracts and options on: securities, futures contracts and stock indexes. On a day-to-day basis, the Fund holds U.S. government securities to collateralize these futures and options contracts.

SELIGMAN PORTFOLIOS, INC.

     Seligman Portfolios, Inc. is a mutual fund with multiple portfolios which are managed by J. & W. Seligman & Co. Incorporated. The following portfolios are available under the contract:

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

     The Seligman Communications and Information Portfolio seeks capital gain. The Portfolio invests at least 80% of its net assets, exclusive of government securities, short-term notes, and cash and cash equivalents, in securities of companies operating in the communications, information and related industries. The Portfolio generally invests at least 65% of its total assets in securities of companies engaged in these industries. The Portfolio may invest in companies of any size.

SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO

     The Seligman Global Technology Portfolio seeks long-term capital appreciation. The Portfolio generally invests at least 65% of its assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries. The Portfolio may invest in companies of any size.

STRONG OPPORTUNITY FUND II, INC.

     Strong Opportunity Fund II, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following portfolio is available under the contract:

OPPORTUNITY FUND II

     The Opportunity Fund II seeks capital growth. The fund invests primarily in stocks of medium-capitalization companies that the fund's manager believes are underpriced, yet have attractive growth prospects.

STRONG VARIABLE INSURANCE FUNDS, INC.

     Strong Variable Insurance Funds, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following portfolio is available under the contract:

MID-CAP GROWTH FUND II

     The Mid-Cap Growth Fund II seeks capital appreciation. The fund invests at least 65% of its assets in stocks of medium-capitalization companies that the fund's managers believe have favorable prospects for accelerating growth of earnings, cash flow, or asset value.


VAN ECK WORLDWIDE INSURANCE TRUST

     Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios. Van Eck Associates Corporation serves as investment adviser to the funds. The following portfolios are available under the contract:

WORLDWIDE BOND FUND

     The Worldwide Bond Fund seeks high total return income plus capital appreciation by investing globally, primarily in a variety of debt securities. The fund's long-term assets will consist of debt securities rated B or better by Standard & Poor's or Moody's Investors' Service.

WORLDWIDE EMERGING MARKETS FUND

     The Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing in equity securities in emerging markets around the world. The fund emphasizes investment in countries that have relatively low gross national product per capita, as well as the potential for rapid economic growth.

WORLDWIDE HARD ASSETS FUND

     The Worldwide Hard Assets Fund seeks long-term capital appreciation by investing primarily in "hard asset securities." Income is a secondary consideration.

WORLDWIDE REAL ESTATE FUND

     The Worldwide Real Estate Fund seeks a high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate.

APPENDIX B - PORTFOLIO FUND EXPENSES AND EXPLANATORY FOOTNOTES

                                                                   TOTAL ANNUAL
                                                                    PORTFOLIO
                                                  OTHER EXPENSES     EXPENSES
                                                  (AFTER EXPENSE  (AFTER EXPENSE
                                                  REIMBURSEMENT,  REIMBURSEMENT,
                                     MANAGE-       IF ANY, FOR     IF ANY, FOR
                                      MENT   12B-1   CERTAIN         CERTAIN
                                      FEES   FEES  PORTFOLIOS)     PORTFOLIOS)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONSECO SERIES TRUST (5)
--------------------------------------------------------------------------------
Conseco 20 Focus Portfolio (6) .... 0.80%      --    0.10%          0.90%
Equity Portfolio .................. 0.75%      --    0.02%          0.77%
Balanced Portfolio ................ 0.75%      --    0.00%          0.75%
High Yield Portfolio (6) .......... 0.80%      --    0.10%          0.90%
Fixed Income Portfolio ............ 0.60%      --    0.07%          0.67%
Government Securities Portfolio ... 0.60%      --    0.06%          0.66%
Money Market Portfolio (7) ........ 0.35%      --    0.05%          0.40%
--------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------
Alger American Growth Portfolio ... 0.75%      --    0.04%          0.79%
Alger American Leveraged
  AllCap Portfolio (8) ............ 0.85%      --    0.08%          0.93%
Alger American Mid Cap
  Growth Portfolio ................ 0.80%      --    0.05%          0.85%
Alger American Small
  Capitalization Portfolio ........ 0.85%      --    0.05%          0.90%
--------------------------------------------------------------------------------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
--------------------------------------------------------------------------------
VP Income & Growth(9) ............. 0.70%      --    0.00%          0.70%
VP International (9) .............. 1.34%      --    0.00%          1.34%
VP Value(9) ....................... 1.00%      --    0.00%          1.00%
--------------------------------------------------------------------------------
BERGER INSTITUTIONAL PRODUCTS TRUST
--------------------------------------------------------------------------------
Berger IPT-Growth Fund (10) ....... 0.75%      --    0.25%          1.00%
Berger IPT-Growth and
  Income Fund (10) ................ 0.75%      --    0.25%          1.00%
Berger IPT-Small Company
  Growth Fund (10) ................ 0.85%      --    0.30%          1.15%
Berger IPT-New Generation
  Fund (10) ....................... 0.85%      --    0.30%          1.15%
Berger/IPT -International
  Fund (10) ....................... 0.90%      --    0.30%          1.20%
--------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC.                 0.75%      --    0.04%          0.79%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DREYFUS STOCK INDEX FUND .......... 0.25%      --    0.01%          0.26%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
--------------------------------------------------------------------------------
Dreyfus VIF Disciplined
  Stock Portfolio ................. 0.75%      --    0.06%          0.81%
Dreyfus VIF International
  Value Portfolio ................. 1.00%      --    0.35%          1.35%
--------------------------------------------------------------------------------
FEDERATED INSURANCE SERIES
--------------------------------------------------------------------------------
Federated High Income
  Bond Fund II .................... 0.60%      --    0.19%          0.79%
Federated International
  Equity Fund II (11) ............. 0.54%      --    0.71%          1.25%
Federated Utility Fund II ......... 0.75%      --    0.19%          0.94%

INVESCO VARIABLE INVESTMENT FUNDS, INC.
--------------------------------------------------------------------------------
INVESCO VIF--High Yield
  Fund (12) ....................... 0.60%      --    0.47%          1.07%
INVESCO VIF--Equity Income
  Fund (12) ....................... 0.75%      --    0.42%          1.17%
--------------------------------------------------------------------------------
JANUS ASPEN SERIES
--------------------------------------------------------------------------------
Aggressive Growth Portfolio (13) .. 0.65%      --    0.02%          0.67%
Growth Portfolio (13) ............. 0.65%      --    0.02%          0.67%
Worldwide Growth Portfolio (13) ... 0.65%      --    0.05%          0.70%
--------------------------------------------------------------------------------
LAZARD RETIREMENT SERIES, INC.
--------------------------------------------------------------------------------
Lazard Retirement Equity
  Portfolio (14) .................. 0.75%    0.25%   0.25%          1.25%
Lazard Retirement Small Cap
  Portfolio (14) .................. 0.75%    0.25%   0.25%          1.25%

                                                                   TOTAL ANNUAL
                                                                    PORTFOLIO
                                                  OTHER EXPENSES     EXPENSES
                                                  (AFTER EXPENSE  (AFTER EXPENSE
                                                  REIMBURSEMENT,  REIMBURSEMENT,
                                     MANAGE-       IF ANY, FOR     IF ANY, FOR
                                      MENT   12B-1   CERTAIN         CERTAIN
                                      FEES   FEES  PORTFOLIOS)     PORTFOLIOS)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LORD ABBETT SERIES FUND, INC.
--------------------------------------------------------------------------------
Growth & Income Portfolio ......... 0.50%      --    0.37%          0.87%
--------------------------------------------------------------------------------
MITCHELL HUTCHINS SERIES TRUST
--------------------------------------------------------------------------------
Growth and Income Portfolio ....... 0.70%      --    0.53%          1.23%
--------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------
Limited Maturity Bond Portfolio ... 0.65%      --    0.11%          0.76%
Partners Portfolio ................ 0.80%      --    0.07%          0.87%
--------------------------------------------------------------------------------
RYDEX VARIABLE TRUST
--------------------------------------------------------------------------------
OTC Fund .......................... 0.75%      --    0.80%          1.55%
Nova Fund ......................... 0.75%      --    0.80%          1.55%
--------------------------------------------------------------------------------
SELIGMAN PORTFOLIOS, INC.
--------------------------------------------------------------------------------
Seligman Communications and
  Information Portfolio (15) ...... 0.75%    0.25%   0.11%          1.11%
Seligman Global Technology
  Portfolio (15) .................. 1.00%    0.15%   0.40%          1.55%
--------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------
Opportunity Fund II ............... 1.00%      --    0.14%          1.14%
--------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------
Strong Mid Cap Growth
  Fund II (16) .................... 1.00%      --    0.15%          1.15%
--------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST (17)
--------------------------------------------------------------------------------
Worldwide Bond Fund ............... 1.00%      --    0.22%          1.22%
Worldwide Emerging Markets Fund ... 1.00%      --    0.54%          1.54%
Worldwide Hard Assets Fund ........ 1.00%      --    0.26%          1.26%
Worldwide Real Estate Fund ........ 1.00%      --    2.23%          3.23%


EXPLANATION OF FEE TABLE AND EXAMPLES: [INSERT ADVANTAGE PLUS FOOTNOTES HERE]


1. The Adviser, Conseco Capital Management, Inc. and the Administrator, Conseco Services, LLC, have contractually agreed to waive a portion of their fees and/or pay a portion of the Portfolio's expenses through 4/30/01 to ensure that total annual operating expenses do not exceed: 0.90% for Conseco 20 Focus Portfolio; 0.85% for Equity Portfolio; 0.85% for Balanced Portfolio; 0.90% for High Yield Portfolio; 0.70% for Fixed Income Portfolio; 0.70% for Government Securities Portfolio and 0.45% for Money Market Portfolio. The Adviser and Administrator may recover any money waived under the contract provisions, to the extent that actual fees and expenses are less than the expense limitation, for a period of 3 years, after the date of the waiver.

2. Because these Portfolios have not completed a full fiscal year, other expenses are estimated.

3. Conseco Capital Management, Inc., since May 1, 1993, has waived its management fees in excess of the annual rates set forth above. Absent such fee waivers, the management fees for the Money Market Portfolio would be 0.60%.

4. The Alger American Leveraged AllCap Portfolio's "Other Expenses" includes .01% of interest expense.

5. The fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as the fund's assets increase.

6. The Funds' investment advisers have agreed to waive their advisory fee and reimburse the Funds for additional expenses to the extent that normal operating expenses in any fiscal year, including the investment advisory fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of each of the Berger IPT-Growth Fund and the Berger IPT-Growth and Income Fund exceed 1.00%, the normal operating expenses in any fiscal year of each of the Berger IPT--Small Company Growth Fund and the Berger IPT-New Generation Fund exceed 1.15%, and the normal operating expenses of the Berger IPT-International Fund exceed 1.20% of the respective Fund's average daily net assets. Absent the waiver and reimbursement, Other Expenses for the Berger IPT--Growth Fund, the Berger IPT--New Generation Fund, the Berger IPT--Growth and Income Fund, the Berger IPT--Small Company Growth Fund and the Berger IPT--International Fund would have been 1.43%, 0.43%, 0.64%, 2.10% and 1.55%, respectively, and their Total Annual Portfolio Expenses would have been 2.18%, 1.18%, 1.49%, 2.95% and 2.45%, respectively. These waivers/reimbursements may not be terminated or amended except by a vote of the Fund's Board of Trustees. Expenses shown for the Berger IPT--New Generation Fund are based on estimates for the Fund's first full year of operations.

     7. Absent a voluntary waiver of the management fee and the voluntary reimbursement of certain other operating expenses by Federated Global Investment Management Corp., the Management Fee and Total Annual Portfolio Expenses for International Equity Fund II would have been 0.75% and 1.46% respectively.

     8. The Fund's actual Total Annual Fund Operating Expenses were lower than the figures shown, because its custodian fees were reduced under an expense offset arrangement. The expense information in the table has been restated from the financials to reflect a change in the administrative services fee. Certain expenses of the Fund were absorbed voluntarily by INVESCO in order to ensure that expenses did not exceed 1.05% of the High Yield Fund's average net assets and 1.15% of the Equity Income Fund's average net assets pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. Without such absorption, but excluding any expense offset arrangements, Other Expenses and Total Annual Operating Expenses for the fiscal year ended December 31, 1999 were 0.48% and 1.08% respectively of the High Yield Fund's average net assets, and 0.44% and 1.19% respectively of the Equity Income Fund's average net assets.

9. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Growth, Aggressive Growth and Worldwide Growth Portfolios. All expenses are shown without the effect of expense offset arrangements.

10. Effective May 1, 1999, Lazard Asset Management, the Fund's investment adviser, has voluntarily agreed to reimburse all expenses through December 31, 2000 to the extent total annual portfolio expenses exceed in any fiscal year 1.25% of the Portfolio's average daily net assets. Absent such an agreement with the adviser, the total annual portfolio expenses for the year ended December 31, 1999 would have been 5.63% for the Lazard Retirement Equity Portfolio and 7.31% for the Lazard Retirement Small Cap Portfolio.

11. The amount of the Management Fee and Other Expenses are actual expenses for the fiscal year ended December 31, 1999. Seligman Communications and Information Portfolio and Seligman Global Technology Portfolio began offering shares charging 12b-1 fees effective May 1, 2000. J. & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Global Technology Portfolio, other than the management fee, which exceed .40%?. Without reimbursement, other expenses and total annual portfolio expenses would have been .41% and 1.56% respectively, for Seligman Global Technology Portfolio. There is no assurance that Seligman will continue this policy in the future.

12. Strong Capital Management, Inc., the fund's advisor of the Strong Mid Cap Growth Fund II is currently absorbing expenses of 0.02%. Without these absorptions, the expenses would have been 1.17% for the year ended December 31, 1999. The Adviser has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion with appropriate notification to its shareholders.

17. Van Eck Associates Corporation (the "Adviser") agreed to assume expenses (excluding interest, foreign taxes and brokerage commissions) exceeding 1.50% of the Worldwide Emerging Markets Fund's average daily net assets for the period January 1, 1999 to May 12, 1999. For the period May 13, 1999 to December 31, 1999, the Adviser agreed to assume expenses (excluding interest, foreign taxes and brokerage commissions) exceeding 1.30% of average daily net assets. For the Worldwide Real Estate Fund, the Adviser agreed to assume expenses (excluding interest, foreign taxes and brokerage commissions) for the period January 2, 1999 to February 28, 1999. The Adviser also agreed to assume expenses exceeding 1.50% of the Worldwide Real Estate Fund's average daily net assets for the period March 3,1999 to December 31,1999. The Worldwide Real Estate Fund expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the Fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses.



APPENDIX C- DEATH BENEFIT PERCENTAGES

AGE  PERCENTAGE         AGE  PERCENTAGE         AGE  PERCENTAGE
----------------------------------------------------------------
0      250%             34      250             67      118
1      250              35      250             68      117
2      250              36      250             69      116
3      250              37      250             70      115
4      250              38      250             71      113
5      250              39      250             72      111
6      250              40      250             73      109
7      250              41      243             74      107
8      250              42      236             75      105
9      250              43      229             76      105
10     250              44      222             77      105
11     250              45      215             78      105
12     250              46      209             79      105
13     250              47      203             80      105
14     250              48      197             81      105
15     250              49      191             82      105
16     250              50      185             83      105
17     250              51      178             84      105
18     250              52      171             85      105
19     250              53      164             86      105
20     250              54      157             87      105
21     250              55      150             88      105
22     250              56      146             89      105
23     250              57      142             90      105
24     250              58      138             91      104
25     250              59      134             92      103
26     250              60      130             93      102
27     250              61      128             94      101
28     250              62      126             95      101
29     250              63      124             96      101
30     250              64      122             97      101
31     250              65      120             98      101
32     250              66      119             99+     101
33     250              67      118

FEDERAL TAX STATUS

     NOTE: The following description is based upon Our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe to the best of our knowledge and belief that the Policies to be issued will qualify as "life insurance contracts" under Section 7702. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction

The discussion in this prospectus is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, this discussion is based upon Our understanding of current Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

Conseco Variable Insurance Company is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from CIVC and its operations form a part of CVIC.


DIVERSIFICATION

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

     Regulations issued by the Treasury Department ("the Regulations") amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

     The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

     The Company intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

     The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the separate account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

     The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

     In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the separate account.

     Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

TAX TREATMENT UNDER THE POLICY

The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, CVIC has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991.

While CVIC has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service might not concur with CVIC's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies unless the Company were permitted to bring the policies into compliance. Therefore, Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, there are limits applicable to deductions allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any other person financially interested in the business carried on by the taxpayer. The deductibility of interest payable on the Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

You should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies

The Code further provides that multiple MECs which are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax advisor prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments

An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the Owner of Your Policy.

Income Tax Withholding

All distributions or the portion thereof which is includible in gross income of the Owner are subject to federal income tax withholding. However, the Owner in most cases may elect not to have taxes withheld. The owner may be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient.

REPORTS TO OWNERS

We will at a minimum send to each Owner an annual report of the Investment Portfolios. Within 30 days after each Policy Anniversary, an annual statement will be sent to each Owner. We may elect to send these more often. The statement will show the current amount of Death Benefit payable under the Policy, the current Accumulation Value, the current Cash Surrender Value, current Loans, and all transactions previously confirmed. The statement will also show Premiums paid and all charges deducted during the Policy Year.

Confirmations will be mailed to Policy Owners within seven days of the transaction of the receipt of Premium; any transfer between Investment Portfolios; any loan, interest repayment, or loan repayment; any surrender; exercise of the free look privilege; and payment of the Death Benefit under the Policy.

Upon request You are entitled to a receipt of Premium payment.

FINANCIAL STATEMENTS

         The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.




                                     PART II
                  OTHER INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

Contents of the Registration Statement

This Registration Statement on Form S-6 consists of the following items:

     (1)  The facing including a cross-reference sheet.

     (2)  The prospectus consisting of [ ] pages.

     (3)  The undertaking to file reports.

     (4)  The documents itemized in this Part II.

     (5)  The Signatures to the Registration Statement.

     (6) Written consent of the following persons (included in the exhibits shown below):

          Price Waterhouse Coopers, LLC (to be filed with financial statements).

          Legal opinions (to follow).


     (7)  The following exhibits:

     1. (1) Resolution of the Board of Directors of the Depositor dated February 22, 2000

          (2)  Inapplicable.

          (3) (a) Principal Underwriting Agreement between Conseco Variable Insurance Company and Conseco Equity Sales, Inc.

               (b) Form of Selling Agreement Between Conseco Equity Sales, Inc. and various Broker-Dealers.

          (4)       Inapplicable

          (5)  (a)  Conseco Variable Universal Life Policy.

               (b)  No lapse Guarantee Rider.

               (c)  Accelerated Death Benefit Rider.

               (d)  Life Insurance Protection Rider (LIPR).

               (e)  Reduced Protection Rider.

               (f)  Spouse Rider.

               (g)  Children's Level Term Insurance Rider.

               (h)  Unemployment Waiver of Cost of Insurance Rider.

               (i)  Waiver of Planned Periodic Premium Rider.

               (j)  Accidental Death Rider.

               (k)  Exchange of Insured Rider

               (l)  Disability Income Rider.

               (m)  Guaranteed Insurability Rider.

               (n)  Estate Preservation Rider.

               (o)  Policy Split Option Rider.

               (p)  Joint Term Insurance rider.

          (5)       Bylaws of Conseco Variable Life Insurance Company.

          (6)       Inapplicable

          (7)       Inapplicable

          (8)       Inapplicable

          (9) Application for Conseco Flexible Premium Variable Universal Life Policy.

     2. Form of Opinion and Consent of legal officer of Conseco Variable as to the legality of policies being registered.

     3.             Inapplicable

     4.             Inapplicable

     5.             Inapplicable

     6.             Consent of Price Waterhouse Coopers, LLC (to follow)

     7.        (a)  Opinion of Actuary

               (b)  Form of Illustration of Policy Values.

     8.             Memorandum Describing Issuance, Transfer, and Redemption
                    Procedures.

     9.             Power Of Attorney

    10.             Inapplicable

    11.             Inapplicable

    12.             Inapplicable

    13.             Inapplicable

    14.             Inapplicable

    15.             Inapplicable

    16.             Inapplicable

    17.             Inapplicable

UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange commission with supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in this section.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

          Conseco Variable Insurance Company AND registrant represent that the fees and charges to be deducted under the variable life insurance policy ("Policy") described in the prospectus contained in the registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed in connection with the Policy.

INDEMNIFICATION

          The Bylaws (Article VI) of the Company provide, in part, that: The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



Conseco Equity Sales, Inc. is the principal underwriter for the following investment companies (other than the Registrant):
     Conseco Variable Annuity Account C
     Conseco Variable Annuity Account E
     Conseco Variable Annuity Account F
     Conseco Variable Annuity Account G
     Conseco Variable Annuity Account H
     Conseco Fund Group
     Rydex Advisor Variable Annuity Account
     BMA Variable Life Account A

(b) Conseco Equity Sales, Inc. ("CES") is the principal underwriter for the Contracts. The following persons are the officers and directors of CES. The principal business address for each officer and director of CES is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.


     Name and Principal              Positions and Offices
     Business Address                  with Underwriter
 ------------------------  ---------------------------------------

     L. Gregory Gloeckner      President and Director

     William P. Kovacs         Vice President, General Counsel,
                               Secretary and Director

     James S. Adams            Senior Vice President, Chief Accounting Officer,
                               Treasurer and Director

     William T. Devanney, Jr.  Senior Vice President, Corporate
                               Taxes

     Donald B. Johnston        Vice President, Director Mutual Fund
                               Sales & Marketing

(c)   Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

          Genelco, Inc, whose address is 9735 Landmark Parkway Drive, St Louis, Missouri, 63127-1690 maintains physical possession of the accounts, books or documents of the separate account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

          Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Carmel, and State of Indiana on this 9th day of January 2000.

                           CONSECO VARIABLE INSURANCE COMPANY SEPARATE ACCOUNT L Registrant

                       By: CONSECO VARIABLE INSURANCE COMPANY

                       By: /s/ Thomas J. Kilian
                           ------------------------------



                       By: CONSECO VARIABLE INSURANCE COMPANY
                           Depositor

                       By: /s/ Thomas J. Kilian
                           -------------------------------


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                        TITLE                              DATE
------------------------  --------------------------          -----------------

/s/THOMAS J. KILIAN         Director and Principal
------------------------    Executive Officer                 -----------------
Thomas J. Kilian


/s/DAVID K. HERZOG          Director
-----------------------                                       -----------------
David K. Herzog

/s/JOHN M. HOWARD           Director
-----------------------                                       -----------------
John M. Howard



/s/JAMES S. ADAMS           Director and Principal
-----------------------     Accounting Officer and            -----------------
James S. Adams              Principal Financial Officer